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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 5

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

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
                   DELAWARE                                       06-1579
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

       119 WEST 23RD STREET, SUITE 508,                            10011
              NEW YORK, NEW YORK                                 (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
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                           ISSUER'S TELEPHONE NUMBER:
                                 (212) 741-8512

          SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

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      TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------                -----------------------------------------
             NONE                                           N/A
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          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

      TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------                -----------------------------------------
         COMMON SHARES                                      N/A
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                               TABLE OF CONTENTS

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PART I -- INFORMATION REQUIRED IN REGISTRATION STATEMENT
ITEM 1. DESCRIPTION OF BUSINESS.............................           2
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
        OPERATION...........................................          14
ITEM 3. DESCRIPTION OF PROPERTY.............................          20
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT..........................................          20
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
        PERSONS.............................................          22
ITEM 6. EXECUTIVE COMPENSATION..............................          23
ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......          23
ITEM 8. DESCRIPTION OF SECURITIES...........................          24
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.........          24
ITEM 2. LEGAL PROCEEDINGS...................................          25
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......          26
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............          26
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........          27
PART F/S FINANCIAL STATEMENTS...............................    FS1-FS18
PART III
ITEM 1. INDEX TO EXHIBITS...................................
ITEM 2. DESCRIPTION OF EXHIBITS.............................
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ITEM 1.  DESCRIPTION OF BUSINESS

     Enviro Industrial Technologies ("Enviro" or the "Company") was incorporated in the State of Delaware on March 31, 2000 and plans to enter the industrial mining business ("Industrial Mining Business"). It has not generated any revenue to date and as of December 31, 2000 had an accumulated deficit of ($98,000) (see
Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION for further information regarding Enviro's financial results). The core of Enviro's business will be comprised of a vermiculite property owned by Enviro consisting of a contiguous block of three (3) unpatented mining claims in Canada, covering a total of 35 claim units which are in the process of being patented (unpatented mining claims enable the holder to perform exploration work and prospecting, but no ore may be removed from the claim sites while patented mining claims enable the holder to process the ore in addition to exploration and prospecting).
Enviro purchased the vermiculite claims from Krystar International Ltd., a company organized under the laws of the Bahamas ("Krystar"). Edward Blanchard, a director of Hedman, is employed by Krystar as a geological consultant. As Enviro is the owner of the claims, Enviro has applied for patents for these claims, but has not yet been granted the patents.

     Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Rock and other impurities are removed from the crude ore which is crushed and sorted into sizes. At high temperatures, the ore exfoliates (expands) to many times its original volume, turning the flakes of ore into lightweight porous granules containing millions of minute air layers. Exfoliation and its exceptional thermal, chemical and acoustical insulating properties make vermiculite valuable as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics. In addition to becoming a supplier of vermiculite, Enviro also plans to become a supplier of a high heat industrial mineral and a manufacturer of a high performance filler for most industries. The Company believes that with only nominal market penetration, it can achieve its immediate capacity utilization. That is, the company can presently produce in one eight-hour shift approximately 20,000 tons per year.
This is a small fraction of the potential market.

     To achieve this goal, Enviro is seeking to acquire not less than 80% of the issued and outstanding common shares ("Common Shares") of Hedman Resources
Limited, a Canadian publicly traded company listed on the Canadian Venture
Capital Exchange ("CDNX"). At Hedman's annual meeting held on January 16, 2001,
Hedman's Shareholders approved the merger between Enviro and Hedman. A condition of the merger is approval of Enviro's shareholders. Enviro will solicit proxies in connection with the merger pursuant to Rule 14a-12. As Hedman has made the NASD OTC Bulletin Board listing a condition precedent to the companies' merging, Enviro and Hedman plan to merge as soon as Enviro's shares are approved for listing on the NASD OTC Bulletin Board for which no assurance can be given.
After the merger, Enviro and Hedman plan to combine their respective organizations in order to jointly market a product using the trade name
"Superfil" which has been shown to contain no asbestos and to contain no other toxins or other known hazardous materials. As a high heat industrial filer, Superfil has the ability to replace asbestos completely. Currently, Superfil is the only product Hedman has in production, which is still currently in test mode. Samples materials have been sent to Hedman's customers to enable them to integrate Superfil into their own processing and to test the results therefrom.
The initial tests have been positive and larger bulk samples are being prepared in order for the clients to produce batch runs and compare "Superfil" to the products they used to buy from Hedman. The company fully anticipates that Superfil growth will be a significant aspect of the overall business of Enviro as well as the vermiculite sales. Please refer to the section entitled
"Superfil/ Lizardite" for an expanded discussion on Superfil.

     Enviro and Hedman believe that environmentally safe products will ultimately replace all currently manufactured asbestos products. This prediction is based on recent events within the European Union. On July 26, 1999, the legislative adjustment of Annex 1, Directive 76/769/EEC on hazardous substances and preparations marked the end to the marketing and use of chrysotile asbestos, or "white" asbestos, throughout the member states of the European Union. The amended directive specifically prohibits the use of chrysotile asbestos in cement pipes and roofing, brake and clutch linings, friction products, seals and gaskets beginning Jan. 1, 2005. Under the legislation, member states are free to enforce bans prior to the 2005 target date, and, in

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fact, bans have already been implemented in Austria, Belgium, Denmark, Finland,
France, Germany, Italy, the Netherlands, Sweden and Great Britain.

     With the initiation of the EU ban, the development and implementation of asbestos substitutes have become a worldwide priority. Jeff Waterhouse of Ferodo, West Yorkshire, England, Britain's largest manufacturer of brake linings, says that considering the substantial consequences of asbestos use, Ferodo has been researching asbestos-free alternatives for several years and is aware it must be "completely asbestos-free" in the very near future.

     In the case of chrysotile (as compared with the other types of asbestos), developing a safe and appropriate substitute has been more complicated, and consequently more time-consuming. Fortunately, the advent of accepted substitutes potentially offering the same level of performance as chrysotile further catalyzed the EU decision.

     In September 1998, the Scientific Committee on Toxicity, Ecotoxicity and the Environment released a statement confirming the existence of safe substitutes appropriate for almost every purpose and application of chrysotile asbestos. This was the conclusion following their comparative risk assessment of white asbestos and its potential alternatives.

     "The old industrial hygiene axiom of 'first try safer substitutes' is best illustrated by asbestos," states international asbestos specialist Barry
Castleman of Baltimore, Md. However, although the introduction of asbestos substitutes and alternatives enables manufacturers to avoid contact with asbestos, many of these surrogates may pose occupational health hazards of varying degrees. There are several alternatives available, yet the research assessing their potential dangers and confirming their safety is premature. "It is unknown whether some of the asbestos substitutes are 'safe' to use in all circumstances, such as fiberglass as insulation," says Weekes. He believes that there may be inhalation hazards associated with each of these substitute products which are unknown at this time.

     Enviro and Hedman analogize United States regulation to that of the European Union, and presume that a demand for safe substitutes will follow as we have seen above.

     The trend in the United States and Canada has been to sharply limit the amount of asbestos that a product may contain. In 1989, the U.S. Environmental
Protection Agency (EPA) published Asbestos: Manufacture, Importation, Processing and Distribution in Commerce Prohibitions; Final Rule (40 CFR Part 763, Subpart
I). This rule will eventually ban about 94 percent of the asbestos used in the United States. The federal government has virtually implemented its ban through regulation protecting its citizens from exposure to asbestos.

     First, the EPA has established a very broad ban on the manufacture, processing, importation, and distribution of materials or products that contain asbestos. These regulations were initiated in 1990, and will be in full force by 1997. This ban will result in elimination of asbestos in insulation, brakes, floor and ceiling tiles, cement, paper, and nearly all other asbestos-containing materials.

     Second, the EPA has established regulations that require school systems to investigate whether asbestos exposure is a problem inside their school buildings, and if so, to reduce or eliminate the exposure, either by removing the asbestos or by covering it up so it cannot get into air. In addition, EPA provides guidance and support for reducing asbestos exposure in other public buildings.

     Third, the EPA regulates the release of asbestos from factories and during building demolition or renovation to prevent asbestos from getting into the environment. EPA also regulates the disposal of waste asbestos materials or products, requiring these to be placed only in approved locations.

     Fourth, the EPA has proposed a limit of 7 million fibers per liter on the concentration of long fibers that may be present in drinking water. Some countries, such as France, have outlawed completely the use of asbestos. Neither
Hedman nor Enviro have any reason to believe that this trend won't continue.

     In addition, the Food and Drug Administration (FDA) regulates the use of asbestos in the preparation of drugs, and restricts the use of asbestos in food-packaging materials.

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     Finally, the Occupational Safety and Health Administration (OSHA) has
established a limit of 200,000 fibers/m3 on the average daily concentration of asbestos allowed in air in the workplace.

     Management of both Hedman and Enviro believe that the synergies between the two companies will result in greater potential in terms of revenue and profitability and that following the acquisition of Hedman, Enviro will become the only commercial producer of vermiculite in North America.

     Under the terms of the Letter of Intent by and between Enviro and Hedman, Enviro will acquire up to 100% and no less than 80% of the outstanding and issued securities of Hedman. Existing shareholders of Hedman will receive one
(1) share of Enviro Common Stock for every two (2) Common Shares of Hedman.
Outstanding warrants for the purchase of Hedman's Common Shares will also be exchanged for shares of Enviro's Common Stock on the basis of one share of Enviro Common Stock for each two Hedman Warrants. All shareholders and warrantholders of Hedman will be able to participate in the exchange, including promoters, officers and/or directors. New shares of Enviro will be issued in exchange for the Hedman Common Shares and warrants. As of January 30, 2001,
Hedman had 28,631,383 issued and outstanding shares of its Common Stock, 8,608,334 warrants exercisable at $.20 Canadian and 5,305,319 warrants exercisable at $.40 Canadian. After the exchange, Hedman shareholders will own over 21,000,000 shares of Enviro.

     As of January 29, 2001, the closing price of Hedman's Common Shares, trading on the Canadian Venture Capital Exchange, was $.3235 Canadian per share.

     Enviro became a reporting company through the filing of its Registration
Statement on Form 10-SB, which was effective on November 14, 2000. Enviro intends to apply for the approval of its common stock ("Common Stock") to be traded on the NASD Over-the-Counter Bulletin Board ("NASD OTC Bulletin Board").
No assurance can be given, however, that Enviro will meet the requirements of the OTC Bulletin Board or that its application will otherwise be satisfactorily processed by the NASD OTC Bulletin Board to enable its Common Stock to be traded. Additionally, the Commission has not cleared Enviro's Registration
Statement and Enviro cannot trade on the NASD OTC Bulletin Board until the Registration Statement has cleared Commission comments.

HEDMAN RESOURCES LIMITED

     Hedman Resources Limited was founded in 1956 as an exploration company.
Hedman is a publicly traded company incorporated under the laws of Ontario, Canada and is listed on the Canadian Venture Exchange Capital (CDNX) with the trading symbol "HDM." Hedman is in the Industrial Mining Business and has 29 lizardite claims in the Canadian Townships of Munro and Warden where it has an open pit mining operation where any ore removed by Hedman is removed from the surface of the earth rather than beneath it. Hedman's primary mining property is located in Matheson, Ontario. In 1969, an 80,500 square-foot full-scale processing mill expected to produce 50,000 tons per year went into production at the mill site in Matheson. Hedman recently acquired new production equipment at a cost of $1.3 million Canadian affording it the opportunity to produce more finely processed ore. It is in the process of being installed and tested. Hedman expects full production to recommence in the first quarter of 2001. Hedman's current sales are derived from materials that were stockpiled in Hedman's warehouse.

     Hedman's plant is located in the town of Matheson, Ontario, Canada. The mining pit is located 22 miles north of the plant. The site on which the plant is located is described as parcel 16089, being part of Lot 3, Concession 6, Bowman Twp. in the Town of Matheson, containing 71.03 acres and zoned as General
Industrial. The buildings are made of concrete and steel and are in excellent condition. The refurbishment of the milling equipment is underway in order that Hedman may provide products that are -325 mesh, -400 mesh, and -500 mesh sizes in order to service a larger number of industries.

SUPERFIL/LIZARDITE

     Recently, Hedman successfully developed and began sending samples to potential customers of a material called "Superfil," a trade name developed by the company and used for lizardite ore after it has been processed. Lizardite ore, derived from the geological serpentine family, was initially discovered on certain of

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Hedman's mining properties in 1960. In 1959, exploration and investigation on the bodies of various serpentine minerals on the Hedman property had been undertaken. After an area constituting almost 13,000 cubic feet was drilled, a large mineralized zone was found. Samples totaling approximately 15,000 pounds were collected from the mineralized zone and sent to the Quebec Department of Mines for analysis and identification. The Quebec Department of Mines correctly identified the samples to be lizardite. Until recently, Hedman used the lizardite mined to produce certain products it no longer offers. Instead, having developed a new processing methodology for the of Superfil using lizardite, Hedman has opted to focus its resources primarily on Superfil and is therefore about to begin full production, marketing and distribution of Superfil. While
Hedman owns its new processing equipment and the methodology it employs for the extraction and further refinement of lizardite into Superfil may be unique to Hedman, Hedman has no plans to apply for a patent of its processing techniques as they are believed to be too generic to qualify for patent protection.

     According to Natural Resources Canada, Minerals and Metals Sector, Hedman is the only extractor of lizardite ore in Canada and may be the only such extractor in the world. Lizardite is characterized by high tensile strength, flexibility, resistance to thermal, chemical and electrical conditions thereby offering its highly desirable performance benefits when used as a formula component in the production of a wide range of industrial and construction properties. According to Robert A. Younker, a longstanding mining engineer and geologist who conducted various analyses of the Hedman mining property in 1986, Hedman was found to be the only producer in North America of lizardite. Fraser
Friction, Inc. has analyzed and conducted tests of Superfil and in May 1995, concluded that Superfil is an environmentally safe, heat resistant industrial mineral filler that possesses physical properties that enable it to blend well with most industrial fillers and resins and may be used in numerous applications.

     It should be noted that there are other substitutes for asbestos, however, a perfect substitute has not yet been found. No single substitute was as versatile and as cost effective as asbestos. Below is a list of materials used as substitutes for asbestos that present competition for Superfil:

     - Cellulose, textiles, wood fiber, and resins treated with flame-retardant chemicals such as bromine, phosphorus, and chlorine-based compounds, and metal hydrates such as alumina trihydrate, and antimony oxide;

     - Fibrous glass. Man-made mineral fiber substitutes, such as fibrous glass, are sometimes perceived as substitutes for the natural mineral fibers but research has shown that the potential health hazards are related in part to the fiber morphology itself. Because of this and therefore the possibility of unwanted health effects in such fibers, producers are wary;

     - Ceramic fibers. Ceramic fibers are used in high temperature applications because fiberglass doesn't hold up;

     - Minerals such as gypsum, calcium silicate, perlite, rock wool, mineral wool, diatomaceous earth, vermiculite, graphite, and metal chips;

     - Cement pipe. Cement pipe is now being used instead of transite in drinking water systems; and

     - Calcium silicate; carbon fiber; glass fiber; steel fiber; wollastonite;
       and several organic fibers, such as aramid, polyethylene, polypropylene, and polytetrafluoroethylene

Several types of non-asbestos fibres can also be substituted for asbestos; they have been developed for use in a wide range of products. The main non-asbestos fibres in current use are polyvinyl alcohol (PVA), aramid and cellulose. A considered scientific view on their safety has recently become available. In
July 1998, the UK's Department of Health Committee on Carcinogenicity (CoC) concluded that these three asbestos substitutes (PVA, cellulose and aramid) are safer than chrysotile. This view was endorsed by the European Commission
Scientific Committee on Toxicity, Ecotoxicity and the Environment in September
1998.

     Additionally, here are many long-established alternatives to chrysotile which do not rely on fibre technology. For example, corrugated polyvinylchloride
(PVC) and steel sheeting can be used instead of asbestos cement sheets.

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PRODUCT FEATURES

     Lizardite is characterized by high tensile strength, and flexibility, resistance to thermal, chemical and electrical conditions thereby offering its highly desirable performance benefits when used as a formula component in the production of a wide range of industrial and construction properties. Based on the development of the proprietary processing technology discussed earlier, Hedman's Superfil has been designed to be used by manufacturing and original equipment manufacturing ("OEM") customers as an ingredient of such final manufactured products as brake linings, construction materials, plastics/polymers, asphalt, gaskets and more.

     The key features offered by the Superfil addition to the manufacturer's product mix are:

     - Durability

     - Heat Resistance

     - Strength

     - Flexibility

     - Compatibility with other ingredients/components

     Superfil has been analyzed and tested by Lakefield Research and found not to contain any asbestos and to be environmentally safe, silica free and a non-toxic mineral provider filler. As samples of all Superfil mineral deposits that would be used in producing Superfil were analyzed, Hedman, considers the Superfil it markets to be safer than similar products which contain even trace amounts of asbestos and believes that because it contains no asbestos, it should be considered safer to use than those products because amounts of trace elements in Hedman's Superfil, have been shown to be below the threshold levels set by OSHA and European Directive 98/12/EC.

     Until recently, the type of materials most commonly used by manufacturers in, for example, the construction, automotive, and plastics industries, contained asbestos and were especially favored for use in the production of fire resistant products. The use of products containing asbestos has been reduced significantly because of the health concerns associated with asbestos fibres.
Asbestos-free products are being used as replacements. The problem with many of the asbestos-free substitutes is that they do not generate the same kind of durability and performance as asbestos designed or formulated products had.
Moreover, with the U.S. Department of Labor's implementation of new OSHA standards, governments worldwide are taking steps to prohibit the use of asbestos in products. Manufacturers are therefore facing an increasing demand to seek substitute products and to compromise on the performance capabilities of their products. As a result, Hedman no longer manufactures "Hedmanite" and "Envirofil" as demand for these items has declined due to traces of fibre elements.

     In summary, Superfil offers excellent heat resistance, strong insulation, and low aggression against metal surfaces. In addition, while providing good stable friction through a wide range of temperatures, it readily combines with phenolic and other binder resins in common use and when used in a friction material, the heat is dissipated at the rubbing surface and does not penetrate to the steel backing plate where the heat could affect the strength of the bond.
Superfil also has good flow and mould-ability, and provides uniform density to various compounds.

MARKETING STRATEGY-SIMILAR LINES OF BUSINESS

     Hedman is pursuing a marketing strategy that includes continued Superfil application research and development, joint venture opportunities and promotion of technical and specification dominance based on the primary fire, heat and abrasion characteristics of Superfil. At the same time, Enviro had entered into an Option Agreement with Krystar to acquire the vermiculite claims owned by Krystar located in North Eastern Ontario. These claims were shown by Constable
Consulting Inc., a private Geological and Management Consulting firm, to contain high grade vermiculite which is currently only available in substantial quantities from sources in China and Europe. Vermiculite has similar properties to lizardite in that it is also heat

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resistant and can be used to enhance lizardite's natural properties as well as used by itself for certain applications that require different grades of heat resistance than that offered by Superfil such as brake linings for commercial trucks. Because Enviro was aware of the joint marketing capabilities between Enviro and Hedman, given the mining claims they respectively owned, Enviro decided to exercise its option to purchase the vermiculite claims and did so in September 2000 with the payment of $200,000 Canadian to Krystar. At the same time, Hedman believed that a merger with Enviro would be beneficial because
Hedman would then be able to create an application formula combining Superfil and the high-grade vermiculite available through the mining claims owned by Enviro to enhance the fire, heat and strength performance of Hedman's existing product. The resulting product would be marketed to Hedman's existing and targeted markets.

     The three product categories represented by Hedman's targeted industries are as follows:

  Building Products

     - Cement Products (pipes, sheets, shingles, siding, pre-cast products)

     - Insulation & Drywall Products

  Plastics Products

     - Nylon, Polypropylene, PVC plastic products

     - Moulding Compounds used in electronic, automotive, printing industries

  Automotive Brake Products

     - Heavy truck brake shoes

     - Brake linings (Note: One of the reasons automobile manufacturers moved so fully to anti-locking brake systems was to alleviate the problems of unbalanced non-asbestos brakes)

     - Clutch Facings & Industrial Linings For Equipment and Appliances

     A summary of the above is as follows:

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INDUSTRY SERVICED                        HOW SUPERFIL MEETS REQUIREMENTS
-----------------                        -------------------------------
Brake pads & linings       Average brake pads and linings manufacturer up to 14
                           additives to formulate brake pads: Superfil reduces the
                           number of additives needed.
                           There are approximately 300 North American manufacturing
                           facilities of brakes pads and linings to which Hedman will market its Superfil product.

Engineered                 Plastics Superfil contains a resin extender to provide bulk and for reinforcement.

Speciality Rubber and      Superfil does not need chemical pre-treatment.
Elastomer Products         Superfil increases moulding fluidity and eliminates gas
                           formation during moulding.
                           Superfil provides enhanced compression strength as well as providing heat and hardness performance.
                           Superfil generates resin cost savings while simultaneously resulting in production cost savings.

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
INDUSTRY SERVICED                        HOW SUPERFIL MEETS REQUIREMENTS
-----------------                        -------------------------------
Building Materials         Fire-resistant asbestos not used but performance
                           characteristics are needed for these products therefore
                           creating a target market.
                           Environmentally safe
                           Elimination of health issues.
                           Non-flammable, asbestos-free.
                           No toxins.
                           Excellent insulating properties.
                           Can be used for interior and exterior.

Specialty Rubber and       Does not need chemical pre-treatment.
Elastoner Products         Increases moulding fluidity and eliminates gas formation
                           during moulding.
                           Provides enhanced compression strength.
                           Provides heat and hardness performance.
                           Results in resin cost savings.
                           Generates production cost savings.

Construction and           Heat and fire resistant.
Specialty Putty, Caulking  Increases body and flow.
and Sealant Products       Inhibits crack, sagging which enhance weathering
                           performance.
                           Annual N.A. filler consumption estimated at 867,000 tons in this market.

Asphalt applications       Reduces final material volume requirements due to enhanced
including building         durability under temperature extremes.
products                   Ultra Violet exposure, stability and crack resistance equals savings of material applications.

HEDMAN RESOURCES LIMITED BUSINESS ACTIVITY

     Hedman has historically been a material processing company pursuing a sales strategy for the primary product "Hedmanite." Hedman recently ceased producing Hedmanite, having acquired certain mining claims for the mining of lizardite. Hedman also developed its processing methodology for lizardite, also known as Superfil, which is actually processed lizardite.

     Lizardite is not considered to be found widely in the earth's crust. Hedman believes it is the only company in North America, if not the world, that mines this mineral though there may be deposits of other serpentine minerals in North America such as antigorite which do not have the properties of lizardite. Market demand for Hedmanite has declined and world markets have moved away to alternative products because of technological, regulatory and economic factors. As this change in demand began to impact Hedman's revenues, Hedman decided it was necessary to change its business focus from one that was mining-oriented to one emphasizing product development. Therefore, Hedman transformed its ore products into a processed form that better conforms to current environmental and performance specifications. Hedman has developed new processing technologies which would result in enhanced application formulas offering better performance to manufacturing and OEM customers. It should be noted that processing technology refers to the path the product takes during the milling process.

     In processing the ore, the ore is drilled and blasted and then transported to Hedman's processing facility in Matheson. The ore is then further crushed to a 1/4 inch diameter. The ore is then transported via conveyor belt to a magnetic separator where the magnetite is removed and directed to a storage bin. The ore further moves along the process to a series of screen decks where any further impurities are removed. The ore is then transported for further crushing to a fine powder approximately -325 mesh. The product is then transported to 20-ton storage bins where the final product is bagged and ready for shipping to Hedman's customers. This final product (Superfil) is used by Hedman's customers in their own application formulas which are determined by the end product they themselves are producing. Thus, Hedman is attempting to reposition the company from

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an ore supplier to a supplier of a processed product ingredient (Superfil) that provides added value for manufactured products.

     The major challenge for Hedman was to develop processing technologies that would surpass the OSHA and EPA standard of a content of less than 1% chrysotile (i.e., asbestos-the lowest content which is allowed to be stated in a company's disclosure is one percent which is actually higher than the content found in Hedman's product). This was a major development barrier but Hedman believed if it could develop this technology, it would be in a unique position to deliver a product with benefits being sought by its various target markets. Hedman eliminated chrysotile from its product by using chrysotile-free ore particles and finely grinding the ore being processed and in doing so launched the Superfil product. This processing technology has led to empirical results wherein no detectable chrysotile has been found in Hedman's Superfil product offerings as demonstrated in tests conducted by Lakefield Research. Moreover, Lakefield Research was unable to find any hazardous characteristics associated with lizardite in terms of its intended use as a mineral filler. There is no relationship between chrysotile and Superfil. Superfil is constituted primarily of lizardite, a mineral ore Hedman mines for the production of Superfil. Chrysotile, on the other hand, is a type of asbestos which is white in color. It is not used in the production of Superfil or any other products Hedman plans to produce.

  Marketing Opportunity & Marketing of Hedman's Line of Products

     Hedman will market Superfil through a series of worldwide distributors including Kraft Chemical Company, USA, 123 Supply Inc., Canada, Alliance Financial Ltd., USA, Ultra Chem Corporation (Taiwan), Aichi Sangyo Company (Japan), Fermel Investment Corporation (South America), Hindustan Composites Company (India), and Western Reserve Company, USA. These companies will distribute Superfil to Hedman's current customers as well as to customers in Hedman's target markets. Each distributor is believed to have its own highly skilled technical sales force and compensation will be on a commission basis based on the volume sold.

     More specifically, Hedman Resources Limited has entered into Sales Agency Agreements and/or Distributor Agreements with the following companies:
Technology Development Services Ltd., (Bahamas); Alliance Financial, Ltd., (Connecticut); Contemporary Trading and Investments Ltd., (Tortola British Virgin Islands); Recon Industrial Products Ltd., (Ontario); and Village Building Supplies, (Ontario). The terms of these agreements are the agent-distributors will represent Hedman to solicit orders for Hedman's sole industrial mineral coined "Superfil" from all segments of the plastic/polymer industries, including, but not limited to producers, manufacturers, compounders, molders and fabricators. The purpose of these agreements is to promote orders and reorders of Hedman's products and services. The agent-distributors agree to work their respective territory in an endeavor to secure business for Hedman and use their best efforts to promote the product. Hedman provides product training to agent-distributors sales force, marketing support and protects and promotes the customers relationships with the agent-distributors. The agent-distributors commission rate is 15% of the net product sold, excluding transportation costs. Five percent of the commission will be held back by Hedman to purchase stock options at a discount not to exceed 25% of the current market value. In addition, the agent-distributors shall receive as bonus company stock options at a discount again not exceeding 25% of the market value. All of these agreements have been entered into in or after 1999, and are all in full force and effect.

  Market Opportunities

     Market data available on the U.S. industrial consumption of chrysotile filler materials (published by the U.S. Bureau of Mines and Bureau of Census data) is from 1992 and shows a total U.S. market consumption level of 32,000 metric tons. A 1993 Bureau of Mines report indicated that about 68% of total volume was used in construction type products (Hedman believes that with the growth in construction through the early part of the 21st Century in North America and foreign markets, there will be a higher demand for its Superfil.) Of this volume, over 31,000 metric tons was imported. Worldwide production was estimated at 3.1 million tons for 1992. Further data from 1992 shows that U.S. export and re-export of products were valued at about $148 million with leading importers being Canada, Japan, Mexico, the United Kingdom and German. For Hedman, the volume level presents a significant opportunity for its Superfil product with only modest market penetration projected.

     Although the sales opportunities Hedman could pursue for Superfil are significant, Hedman has decided to focus on the three sectors discussed above for the sale of its asbestos/chrysotile replacement product including building products, plastics products, and automotive brake products.

COMPETITION -- WOLLASTONITE

     In order to validate the Company's perspective on the market opportunity for Superfil, the Company researched the recent market developments for another mineral filler product called wollastonite. While it has broader use in the construction and plastics products industries, and only little use in the brake industry, the wollastonite business provides a 'footprint' for Superfil to consider and selectively compete with. The Company expects that because Superfil's economic and high-heat attributes are generally superior to wollastonite, Superfil is likely to capture market share from wollastonite.

     According to the 1998 U.S. Geological Survey Minerals Yearbook, wollastonite imports into the United States in 1998 were estimated to be between 11,000 and 22,000 tons, in addition to the estimated 170,000 tons domestically (U.S.) produced and consumed. Based on survey data prepared by Christopher H. Lindsay in Wollastonite published in the 1999 U.S. Geological Survey Minerals Yearbook, the 1999 production of wollastonite worldwide was estimated to be between 575,000 and 625,000 tons with China's production accounting for approximately half or approximately 300,000 tons.

     The Company has also weighed the pricing levels for wollastonite in considering its marketing strategy and based on 1998 data for the U.S. marketplace trade in wollastonite, pricing was reported as follows:

     US$0.097 to $0.112 per pound for 325 mesh wollastonite and

     US$0.282 per pound for ground or 10 micron material

     Using this data for a U.S. market price guideline for -325 mesh wollastonite, the Company believes it is in an excellent competitive position with Superfil pricing at the CDN$0.13 per pound level (or US$0.093 per pound at a 1.4 currency conversion rate).

     Hedman's corporate headquarters consists of 1500 square feet of office space located at 3875 Keele Street, Suite 400B, North York, Ontario, Canada. Hedman has a one-year lease that is renewable for one year terms over the next three years and the rent is $2000 per month. Hedman's telephone number at its corporate headquarters is (416) 630-6991. Hedman has mill operations in Matheson, Ontario, Canada in an 80,500 square foot facility which it owns. The property has insurance coverage with a limit of liability of $4,203,000 and a deductible of $5,000 for each loss.

EXPLORATION STAGE

     Hedman is in its early exploration stage in terms of its sole product, Superfil, and has available net carryforward losses of $5,200,442 which are available to reduce future years earnings for income tax purposes. In addition, Hedman had net losses in each of the last three fiscal years in the amount of $756,722, $584,727, and $1,086,120 for 1999, 1998 and 1997, respectively.
Hedman's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated net losses and the need for additional working capital, there is no assurance that Hedman's business plan will be successful or that it will be able to continue as a going concern.

     Hedman had an analysis of the mineralized material of its mining claims conducted by Robert Younker (the "Younker Report"). The Younker Report contained the following information regarding mineralized materials:

Block A................................................  372,500 tons
Block B................................................  300,000 tons
Block D................................................  125,000 tons
Total mineralized minerals:............................  797,500 tons

     The Younker Report contained information regarding Hedman's mining mineralized materials. In accordance therewith, Hedman has the following mineralized materials:

Block A................................................  125,000 tons
Block B................................................  300,000 tons
Block D................................................  125,000 tons
Total mining mineralized materials:....................  550,000 tons

                                  RISK FACTORS

ENVIRO AND HEDMAN DO NOT HAVE EARNINGS

     Enviro has a limited operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and market acceptance. At the present time, Enviro has a substantial need for cash. Although Hedman was incorporated in the 1950's, it has not generated profits recently including the last three fiscal years. While Hedman has discontinued offering certain unprofitable products, there can be no assurance that Hedman will become profitable in the future or if it does, precisely when such profitability shall commence. Hedman currently does not have enough cash to meet its future cash requirements.

GOING CONCERN

     Hedman currently has commitments for capital expenditures and estimates that it will require $2,000,000 Canadian to support its planned activities over the next twelve months. Hedman currently does not have adequate cash reserves to meet its future cash requirements. Moreover, Hedman is in its exploration stage and has incurred net losses in excess of an aggregate of $2.4 million for the last three years which were in the amounts of $756,722, $584,727 and $1,086,120 for 1999, 1998 and 1997, respectively. Hedman's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated operating losses and the need for additional working capital, there is no assurance that Hedman's business plan will be successful or that it will be able to continue as a going concern. Hedman may raise additional capital upon the exercise by current registered shareholders of warrants to purchase shares of Hedman's common stock which would result in $1,632,000 Canadian if the warrants are exercised by July 1, 2001. In the event, outstanding warrants exercisable on or before February 10, 2002 are exercised prior to the merger, for which no assurance can be given, Hedman will receive $2,122,127 Canadian and existing shareholders would be diluted approximately 46.3%. Hedman believes that prior to the merger, it will complete an offering of debentures on terms that it considers commercially reasonable for an aggregate of $1,000,000 Canadian.

NATURE OF MINERAL EXPLORATION AND MINING

     At the present time, Enviro owns certain mining claims in Butler Township, Ontario which are vermiculite property. The vermiculite property consists of a contiguous block of three (3) unpatented mining claims with a total of 35 claim units. Currently we have no vermiculite reserves. Vermiculite is a hydrous mica which forms from the alteration of primary micas. It is characterized by excellent exfoliation action when heated, resulting in exfoliated material which occupies up to 20 times the volume of the original rock. This property of exfoliation and its thermal, chemical and acoustical insulating properties, make vermiculite valuable as a filler in lightweight concrete, agricultural products, insulation and construction materials.

     Vermiculite in the North Bar-Mattawa-Perth area has been documented since 1950. In 1958 Milldate Uranium Mines Limited optioned the claims. Also in 1958, another 148 claims were staked in Butler and Antoine townships. The claims lapsed, but in December 1960, the original claim holders restaked their various claims. There is no report on the vermiculite property until 1965 when a vertical 104-foot diamond drill hole was drilled. The notes regarding this drilling expedition stated that the hole had cut minor mica and vermiculite in a homblendite unit.

     Three additional diamond drill holes were drilled on the property in 1971. Vermiculite was found in two of the holes. There is no record of any drilling between 1971 and 1996 when the former owner of these claims, Krystar International, Ltd., identified three separate areas containing vermiculite property.

     Vermiculite is a hydrated mica which displays the basal cleavage of biotite and Muscovite. Vermiculite also exhibits the thermal, chemical and acoustical insulating characteristics of the mica family. Vermiculite can be formed from other micas, usually through the displacement of the potassium ions by calcium and magnesium. The latter two ions are generally accompanied by water molecules which also occupy central positions within the crystal structure. It is the presence and quantity of interstitial water which when heated to temperatures between 1100(degree) and 1800(degree)C promotes rapid exfoliation (expansion) of the vermiculite crystals. Exfoliated material can be in a volume in excess of 20 times the original volume. Ordinary micas show little propensity to exfoliate while vermiculite exfoliates rapidly and completely.

     Vermiculite is a secondary mineral in nature usually formed from primary micas. Thus, it is usually found in altered zones together with serpentine, talc or hematite. Since most primary micas are really an alteration of clay sediments, the host rock is usually a paragneiss of original clay-rich sediments. Hydration of micas usually results from retrograde metamorphism and the completeness of hydration varies from site to site.

     Sampling of the vermiculite property performed exposed consistent vermiculite zones which had a vermiculite content of more than 60%, visually, across 6 to 20 meter widths.

     According to P.A.R. Brown, a mining geologist who analyzed and surveyed the vermiculite property in Butler Township, the average grade of a 30-ton bulk sample was vermiculite. These samples were also analyzed by Lakefield Research to determine whether any trace minerals might be present. The results of these tests indicate that no trace minerals such as asbestos could be found in the vermiculite property.

LACK OF MANAGEMENT EXPERIENCE IN MINING

     Enviro's viability and potential success lies in its ability to develop, exploit and generate revenue from the vermiculite property. The exploration and development of these mineral deposits involves significant financial risks, over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Company has an interest will result in profitable commercial mining operations. Furthermore, Enviro's management has no experience managing an industrial minerals business or putting industrial properties into production. However, Enviro intends to hire experienced personnel within the industry to guide current management. Enviro makes no assurances that it will be able to hire and retain such individuals.

     The operations of the Company are subject to all of the hazards and risks normally incident to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damages. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formation, rocks bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

     Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

POTENTIAL LIABILITIES, INSURANCE AND LEGAL PROCEEDINGS

     Between 1974 and 1979, Hedman was a defendant in a number of lawsuits which were brought because of the amount of asbestos in its ore (see LEGAL PROCEEDINGS). Hedman had liability insurance under a number of insurance policies that were initially subscribed to during the 1970's with Royal & Sun Alliance, ITT Hartford and Travelers Property Casualty insurance companies. Since 1979, Hedman has not been eligible for any liability coverage because its products contained asbestos. In addition, since 1979, Hedman completely disclosed the fact that its products contained asbestos in order that anyone coming into contact with the product would know the risk being assumed.

     The insurance policies referenced above have covered all of Hedman's costs associated to date with the various lawsuits including Hedman's legal costs and damages assessed against Hedman. Hedman's products contained chrysotile, a type of asbestos (sometimes called "White Asbestos"), which at that time was not known to be a health hazard. Nevertheless, to date approximately $13 million Canadian has been expended by Hedman's various insurance carriers for the payment of damages associated with claims against Hedman. Legal expenses associated with these particular claims have totaled approximately $7 million Canadian which has been paid by Hedman's insurance carriers. However, there are an additional 2,232 asbestos claims in the states of Pennsylvania, West Virginia, Ohio and Michigan. There is also an asbestos related personal injury lawsuit pending against Hedman in New York State Supreme Court, Erie County in the case of Latko v. Acands, Inc., et al. which was filed on January 15, 1999. Legal and all expenses associated with this litigation will continue to be paid by the insurance carriers as long as the indemnity limits have not been reached. As of March 14, 2001, the indemnity limit remaining under Hedman's policy with ITT Hartford was $285,412.07 while the remaining indemnity limit under the Travelers Property Casualty insurance policy was $6,872,620.99. In the event Hedman's remaining indemnity limits do not cover claims that have not yet been adjudicated, Enviro's general liability insurance in the amount of $1,000,000 will not cover such claims. Litigation currently pending against Hedman is detailed in the section entitled LEGAL PROCEEDINGS.

     Hedman has completely eliminated chrysotile from its mining processes and has ceased manufacturing Hedmanite and Envirofil because of the trace fibre elements found in both products. Hedman is not aware of any litigation commenced or being contemplated regarding Hedmanite or Envirofil.

PENNY STOCK RULE

     Should a market for the Company's common stock develop, the so called "Penny Stock Rule" could make it cumbersome for brokers and dealers to trade in the common stock, making the market for the common stock less liquid. Enviro has not applied for listing or quotation of its common stock in any market that would allow it to be exempt from the Penny Stock definition, but intends to apply for listing on the NASD OTC Bulletin Board at such time as it clears comments on the registration statement. Should Enviro obtain approval for the listing of its common stock on the NASD OTC Bulletin Board, it shall not be exempt from the Penny Stock rules, however. As long as the common stock is not quoted on the NASDAQ Stock Market or at any time that we have less than $2,000,000 in net tangible assets, trading in the common stock is covered by Rule 15g-9 under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under that rule, broker-dealers who recommend covered securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. It is a requirement of the Securities Enforcement Remedies and Penny Stock reform Act of 1990, that the broker-dealer, prior to a transaction in a penny stock, deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Also, the broker-dealer must supply the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. Securities are exempt from this rule if the market price is at least $5.00 per share.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

     The following is a discussion of certain factors affecting Enviro's and Hedman's results of operations, liquidity and capital resources. As Enviro was incorporated on March 31, 2000 it has no operating history and no financial results. Therefore, only the financial results of Hedman will be discussed although currently there is no legal relationship between Enviro and Hedman other than a binding letter of intent pursuant to which

Enviro will acquire up to 100%, but in no event less than 80% of Hedman. The following discussion and analysis should be read in conjunction with Hedman's financial statements and related notes that are included herein.

     The following discussion regarding Enviro and Hedman and their business and operations contains forward-looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

NO OPERATIONS TO DATE OF ENVIRO INDUSTRIAL TECHNOLOGIES

     Enviro was incorporated on March 31, 2000. To date, the Company's operations have been limited to becoming a reporting company and the acquisition of the three unpatented mining claims in Ontario, Canada. Further, in the Company's limited operations to date, it has incurred a net loss of approximately $322,371. The Company has funded its operations principally with advances from certain of its stockholders in the amount of approximately $525,000. As Enviro has not yet begun its operations, it has not yet begun to generate any cash flows. Enviro anticipates that it may not have sufficient cash to meet its operating expenses during the next 12 months which is currently anticipated to approximate $250,000 and may have to seek funds through financing activities such as private placements or traditional bank financing.

     Enviro does not plan to conduct any product research or development during the next 12 months, but plans to further explore the vermiculite claims it purchased in September 2000 from Krystar with Hedman Management overseeing such exploration. Such exploration will consist of additional drilling of the claim sites to pinpoint the precise location and size of the vermiculite deposits. Drilling will be ongoing and should the merger between Enviro and Hedman not occur, Enviro intends, subject to having the requisite capital, for which no assurance can be given, to explore the claims by retaining the services of other companies. The Company anticipates it would need to raise approximately $Cdn 1.5 million to explore such claims and contract for the requisite services. The Company intends, subject to raising the requisite capital, to commence exploration within the next 12 months. The mining claims purchased from Krystar by Enviro were transferred to Enviro upon completion of certain administrative procedures at the Mining Recorder's office in Sudbury, Ontario. While the claims are in good standing and are held under the Mining Act of Ontario, any production development must be pursued under the Aggregate Resources Act of Ontario ("ARA"). The ARA captures all surfaces industrial mineral and sand gravel operations in Ontario except those on private land in areas undesignated by the ARA. The ARA requires that an application for an aggregate permit or license including a surveyed site plan, details of production and a rehabilitation plan be submitted all of which has been developed by Enviro. Enviro intends to submit an application to the ARA within the next 60 days. It is anticipated that it will take approximately three months for Enviro's application to be cleared by the ARA. What remains is for Enviro to strip the open pit areas of the vermiculite property exfoliate it and transport it to the end user. Enviro is in the process of securing the necessary equipment in order to begin processing of the vermiculite in the third or fourth quarter of 2001. As the claims are unpatented (unpatented mining claims enable the holder to perform exploration work and prospecting, but no ore may be removed from the claim sites while patented mining claims enable the holder to process the ore in addition to exploration and prospecting), Enviro will be required to obtain a bulk sample permit from the Canadian government to remove and process this ore. As such permits are issued routinely, Enviro anticipates that it will obtain the permit well in advance of when it plans to begin processing the ore. Moreover, since Enviro will be able to remove the ore, the fact that the claims are unpatented will have no impact on these activities or Enviro's profits.

     Enviro does not plan to add any significant equipment or to purchase or sell any plant or other operations during the next 12 months.

     Enviro intends to maintain the current level of its employees during the next months.

  Acquisition of Hedman

     As Hedman is a publicly traded company on the Canadian Venture Capital Exchange, Hedman is legally required to obtain majority shareholder consent in order for it to be acquired by Enviro. At Hedman's annual meeting held on January 16, 2001, Hedman's Shareholders approved the merger between Enviro and Hedman.

     Additionally, the consummation of the plan of reorganization and merger (the "Plan") is subject to regulatory and exchange approvals. These approvals have not yet been obtained. Hedman has made the NASD OTC Bulletin Board listing a condition precedent to the companies merging, therefore, Enviro and Hedman plan to merge as soon as Enviro's shares are approved for listing on the NASD OTC Bulletin Board. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. Management is making every effort to obtain these approvals.

     Finally, as a condition of the acquisition, Hedman would cause a 1 share for 2 share stock consolidation (including shares underlying any warrants) and thereafter, its shareholders would exchange their shares on a one share for one share basis with Enviro common stock. Hedman on a pre-split basis has 28,073,035 common shares outstanding and Enviro will have on the date of closing of the acquisition 13,750,000 outstanding common stock. Hedman also has on a pre split basis 13,913,653 warrants outstanding which would be exchanged for Enviro warrants at the closing. These matters are being address by management.

     Management believes that the acquisition is probable. The conditions that are in the control of both Enviro and Hedman management teams are being addressed. Furthermore, shareholder approval has been recently obtained and currently, there does not appear to be any foreseeable reason why the regulatory bodies won't approve this acquisition.

RESULTS OF OPERATIONS -- HEDMAN (ALL RESULTS ARE IN CANADIAN DOLLARS)

HEDMAN RECOGNIZES REVENUES FROM THE SALE OF PRODUCTS OF HEDMAN RESOURCES LIMITED

     Hedman's revenues come from the sale of products of Hedman Resources Limited including Superfil. Over 85% of all sales are exported to various countries including Japan, India, South America (Venezuela) and the United States. As of December 31, 2000, no revenue has been generated from the sale of Superfil. Hedman has provided small samples to several potential customers for product analysis evaluations. Certain customers in Canada have expressed interest in receiving larger quantities of Superfil for test runs in their production process. With the opening of its new production plant in March, 2001, Hedman expects larger orders to begin shortly.

  Year Ended December 31, 2000 Compared to Year Ended December 30, 1999

     Assets. Hedman's total assets were $4,847,680 as at December 31, 2000 as compared to $3,279,583 in 1999, an increase of 47.8% which was primarily the result of Hedman's continued construction of its new milling system and its Firefelt production plant. Deferred development costs related to prior years were determined to have no value and was written off in 2000, reducing net assets by $584,123.

     Revenue. Sales revenues totaled $308,496 for the year ended December 31, 2000 as compared to $394,083 for the year ended December 31, 1999, a decrease of 21.7%. This decrease in sales is due to a lack of demand for Hedman's existing products.

     Cost of Sales. The cost of sales decreased commensurately for the year ended December 31, 2000 from $508,926 to $450,114, a decrease of 11.6%.

     Expenses. General and administrative expenses increased from $641,879 for the year ended December 31, 1999 to $770,804 for the year ended December 31, 2000. The main reason for the increase is due to an increase in professional fees related to the Enviro transaction. Professional fees increased from $32,755 in 1999 to $125,521 in 2000. Hedman wrote off $583,094 in deferred development costs and $104,825 in equipment during the period which pertained to development costs and equipment of the previous mill. With the new mill under construction, Hedman will derive no future benefit from these development costs and equipment. These deferred development costs of $583,094 were previously written off for US GAAP purposes. There is no difference in the treatment of deferred development costs between US and Canadian GAAP after this writeoff. Hedman also settled a longstanding lawsuit filed against the Company in Florida in 1994 for $106,832.

     Interest Expense. Interest expense decreased from $66,734 for the year ended December 31, 1999 to $63,916 for the year ended December 31, 2000.

     Net Loss. Hedman had a loss of $(1,708,408) for the year ended December 31, 2000 as compared to a loss of $(756,722) for the year ended December 31, 1999, an increase of 125.76%. This loss was primarily attributable to the writeoff of deferred development costs, settlement of the judgment against the Company, a writeoff or property, plant and equipment and increases in operating expenses. The net loss per Common Share of the Company's stock, (basic and diluted) was ($0.06) for the year as compared to ($0.04) for the comparable period in 1999. The negative gross margins during the last fiscal periods have been mainly due to low prices charged for Hedmanite. The demand for Hedmanite has been decreasing as manufacturers around the world have been using substitute products and Hedman has reduced prices in order to generate sales. With the production of Superfil, Hedman projects that there will be significant demand for this product as it is completely free of asbestos. Hedman expects that a sales level of $1.5-$1.8 million will be required to break even which is expected to be attained by late 2001.

     Cash Flows. The large increase in accounts payable and accrued liabilities is a result of including the total amount incurred for the new milling system in accounts payable at December 31, 2000. The amount due the equipment supplier was approximately $496,054. The increase in accrued liabilities and accounts payable was also due to amounts advanced to Hedman by Enviro in the amount of $819,812. The Premix-Marbletite Manufacturing lawsuit was settled in the amount of $106,832 during the period.

     The results of operations under US GAAP have been adjusted by $1,029 for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2000 Hedman had a deficit of $9,235,940 as compared to $7,527,532 for the comparable period of 1999, an increase of 22.7% mainly attributable to unprofitable operations for the period. Hedman has experienced net losses of $1,045,364 from October 1, 1999 through December 31, 2000 and has also experienced non-operating losses totaling $782,091 for the nine months ended December 31, 2000 pertaining to writedowns and the settlement of a lawsuit.

     The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing and to increase the size of its revenues through products sold domestically and abroad.

CAPITALIZATION

     As of the year ended December 31, 2000, Hedman had 28,631,368 issued and outstanding shares of its Common Shares as compared to 22,667,716 issued and outstanding shares as of December 31, 1999 having issued 5,963,652 shares including 210,000 issued in connection with the exercise of options and warrants during the period. As of the year ended December 31, 2000, Hedman had 10,000 remaining options which had been granted to employees and directors at the fair market value or greater than fair market value as 185,000 options expired during the period and 100,000 were exercised.

  Year Ended December 31, 1999 as Compared with Year Ended December 31, 1998

     During the year ended December 31, 1999, Hedman's total assets increased $904,050 or 38% to $3,279,583 as compared to $2,375,533 for the year ended December 31, 1998. This increase is attributable primarily to an increase in the net book value of Hedman's property, plant and equipment especially in the buildings category which increased from $645,519 at year end 1998 to $1,187,719 at year end 1999 due to work beginning on the Firefelt plant.

     Revenue Total revenue for Hedman for the year ended December 31, 1999 declined 9.4% to $394,083 as compared to $434,858 for the year ended December 31, 1999. Revenues declined primarily because demand for Hedman's products decreased during the period as Hedman changed its strategy so that it could begin to focus on the production and marketing of its new Superfil product. Hedman's cost of sales declined by 1.2% to $508,926 from $515,298 for the year ended December 31, 1998. Hedman realized revenues of $354,675 from the sale of Hedmanite as compared to $369,629 in Hedmanite sales the prior year or a decrease of .4%. Revenues from the sale of Envirofil declined 39.6% from $65,229 for the year ended December 31, 1998 as compared to $39,408 for the year ended December 31, 1998.

     Operating Expense During the year ended December 31, 1999 Hedman experienced an increase of approximately 27.3% in operating costs and expenses. Operating costs increased to $641,879 from $504,287 from the year ended December 31, 1998. The primary reason for the increase was that for the year ended December 31, 1998, Hedman had a recovery of prior period expenses which was a credit to operating expenses. Without that credit, Hedman's operating expenses would have been virtually identical in each of the two years.

     Net Loss Hedman had a loss of $(756,722) for the year ended December 31, 1999 as compared to a loss of $(584,727) for the year ended December 31, 1998, an increase of 29.4%. This loss was primarily attributable to a decrease in revenue and a simultaneous increase in operating expenses. The net (loss) per Common Share of the Company's stock,(basic and diluted) was ($0.04) in 1999, compared to ($0.04) in 1998. Hedman's strategy is to achieve a level of sales adequate to support its costs structure.

     The results of operations are adjusted by $1,633, for US GAAP reconciling items for the year ended December 31, 1999.

SHARES OUTSTANDING

     As of March 31, 2001, Enviro had 13,750,000 shares of Common Stock issued and outstanding.

ITEM 3.  DESCRIPTION OF PROPERTY

     Enviro does not own any real property. Enviro has its corporate headquarters at 119 West 23rd Street in New York City. The space consists of approximately 700 square feet and is leased by Enviro on a month to month basis currently at the rate of $1,000 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of March 31, 2001, the number of shares of the Company's Common Stock beneficially owned by all persons known to be holders of more than five percent (5%) of the Common Stock and by all executive officers and directors of the Company individually and as a group.

  Security Ownership of Certain Beneficial Owners of Enviro Industrial Technologies, Inc.

                     NAME AND ADDRESS          AMOUNT AND NATURE      PERCENTAGE
TITLE OF CLASS     OF BENEFICIAL OWNERS     OF BENEFICIAL OWNERSHIP    OF CLASS
--------------     --------------------     -----------------------   ----------
Common Stock    TVP Capital Corp.***         1,165,641 shares             8.5%
                119 West 23rd Street
                New York, New York 10011
Common Stock    Thomas Franzone, Director*    823,953 shares                6%
                63 Probst Drive
                Shirley, New York 11967
Total           All Officers & Directors     1,989,594 shares            14.5%
                as a group beneficially
                own

---------------
 * The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

** All Shares of TVP Capital Corp. are owned by Teodosio V. Pangia

     (c) Change in Control

     There are no arrangements, including any pledge by any person of securities of Enviro, the operation of which may at a subsequent date result in a change in control of the registrant.

  Security Ownership of Certain Beneficial Owners of Hedman Resources Limited

                     NAME AND ADDRESS           AMOUNT AND NATURE      PERCENTAGE
TITLE OF CLASS     OF BENEFICIAL OWNERS      OF BENEFICIAL OWNERSHIP    OF CLASS
--------------     --------------------      -----------------------   ----------
Common Shares   510442 Ontario Limited(1)           6,000,000(2)         14.32%
                713 Beatrice Street
                Sudbury ON
Common Shares   Contemporary Trading and            5,247,620(4)         12.53%
                Investments Ltd(3)
                Trident Trust Company
                (B.V.I.)
                Trident Chambers
                Wickhams Cay Road Town
                Tortola British Virgin
                Islands
Common Shares   European Investment &               5,282,857(6)         12.61%
                Trading Ltd.(5)
                Box 146 Road Town
                Tortola, British Virgin
                Islands
Common Shares   Seeber Engineering GmbH(7)          2,666,668(8)          6.37%
                HaselbackstrBE 1A
                Frankenbury Austria
Common Shares   Coval Properties(9)                 2,533,334(10)         6.05%
                400 North Ocean Drive
                Ste 303
                Singer Island Florida
                USA
Common Shares   Edward Blanchard                      130,395             .005%
                Director
                106 Fielding Road
                Lively, Ontario, Canada
Common Shares   Richard Bertrand                       25,000            .0009%
                Director
                P.O. Box
                Matheson, Ontario, Canada
Common Shares   Claude Taillefer                      265,000             .009%
                President
                8111 Yonge Street
                Toronto, Ontario, Canada
All Hedman Officers and Directors as a                420,395              1.5%
  Group

---------------
 (1) The principal owner of 510442 Ontario Limited, Henry Taillefer, is a member of the immediate family of the President of Hedman Resources Limited.

 (2) Includes 6,000,000 common shares 2,800,000 warrants to purchase common shares which are exercisable up to July 2001.

 (3) Peter Oberwalder, President and Director of Contemporary Trading Investments Ltd., is its controlling shareholder.

 (4) Includes 2,623,810 warrants to purchase common shares which are exercisable up to July 2001.

 (5) Gerhardt Gaddermayer, Chairman and Director of European Investment Trading Ltd., is the controlling shareholder.

 (6) Includes 2,714,286 warrants to purchase common shares which are exercisable up to February 2, 2002.

 (7) Bruno Berger, Chairman and Director of Seeber Engineering, is the sole shareholder.

 (8) Includes 1,333,334 warrants to purchase common shares which are exercisable up to July 2001.

 (9) Dominick Valsi, President and Director of Coval Properties, is its controlling shareholder.

(10) Includes 1,226,667 warrants to purchase common shares which are exercisable up to July 2001.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following Table sets forth certain information regarding the executive officers and directors of Enviro Industrial Technologies, Inc. as of September 15, 2000.

       NAME            AGE         TITLE                FIVE YEAR BUSINESS EXPERIENCE
       ----            ---         -----                -----------------------------
Teodosio V. Pangia     42        Director*    Teodosio V. Pangia has been a Director of Enviro
                                              Industrial Technologies, Inc. since July 2000. Mr.
                                              Pangia is also the Chairman of TVP Capital Corp.,
                                              a U.S.-based, recently formed, venture capital
                                              company which has provided consulting services to
                                              the Company since its inception. Since June 1997,
                                              Mr. Pangia has been President of Tyler Dylan, an
                                              Ontario based investment company. In June 1997,
                                              Mr. Pangia co-founded Environmental Solutions
                                              Worldwide, a company that has developed and
                                              patented a catalytic converter that does not
                                              require precious metals. Mr. Pangia remained at
                                              Environmental Solutions Worldwide until July 1999.
                                              From July 1995 through July 1997, Mr. Pangia was
                                              Director and Chief Executive Officer of Ecology
                                              Pure Air International, a Canadian company engaged
                                              in developing an automobile fuel catalyst. A
                                              recent venture of Mr. Pangia is Diamond
                                              Discoveries International Corp. ("DDII") of which
                                              he is Chairman and Chief Executive Officer. DDII
                                              is a junior exploration company whose primary
                                              focus is developing the company's mining claims
                                              for the potential of diamonds in Northern Quebec
                                              Canada. From 1992 to 1995, Mr. Pangia was a
                                              Director and Chief Executive officer of EPA
                                              Enterprises, a Canadian company engaged in
                                              developing pre-combustion fuel technology. In
                                              1997, a petition in bankruptcy was brought against
                                              Mr. Pangia in the Ontario Court of Justice. That
                                              petition, and a related order, were dismissed.

       NAME            AGE         TITLE                FIVE YEAR BUSINESS EXPERIENCE
       ----            ---         -----                -----------------------------
Thomas Franzone        44        President    Thomas Franzone has been the President and
                                 Director     Director of Enviro Industrial Technologies, Inc.
                                              since its formation in March 2000. From 1998 until
                                              he joined Enviro, he was the President of Franzone
                                              Consulting Corp., a sole proprietorship located in
                                              Long Island, New York. From 1996 to 1999 Mr.
                                              Franzone held the position of Controller at Direct
                                              Approach Marketing. He had joined Direct Approach
                                              Marketing after being employed at Patient
                                              Education Media/Time Life Medical from March 1995
                                              until March 1996 in the position of Accounting
                                              Manager. From November 1989 to February 1995, Mr.
                                              Franzone was the Controller of Empire Diamond
                                              Corp. Currently Mr. Franzone is also secretary and
                                              treasurer of Diamond Discoveries International
                                              Corp.

---------------
* Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

     Both Teodosio V. Pangia and Thomas Franzone, the Directors of Enviro, hold directorships in Diamond Discoveries International Inc. a reporting company. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director.

     Please be advised that neither Teodosio V. Pangia nor Thomas Franzone have professional training or technical credentials relating to the industrial mining business.

ITEM 6.  EXECUTIVE COMPENSATION

     The Summary Compensation Table below shows the compensation for officers and employees of Hedman Resources Limited.

                           SUMMARY COMPENSATION TABLE

                                                             ANNUAL COMPENSATION
                                                         ---------------------------
                                   PRINCIPAL POSITION    YEAR    SALARY*     BONUS       OTHER
                                   ------------------    ----    -------    --------    --------
Claude Taillefer.................  President & CEO       1999    $73,968
Richard Bertrand.................  Employee              1999    $51,240
David Howle......................  Employee              1999    $42,000
Edward Blanchard.................  Director              1999    $ 3,200**

---------------
 * Amounts listed represent amounts forgiven under employment contracts which terminated during 1999. There was no annual compensation paid or owing to the officers and directors of the Company for fiscal 1999 other than as described in "Employment Agreements" below.

** Paid to Erana Mines of which Mr. Blanchard is the controlling shareholder.

     As of January 1, 2000, no executive officer of the Company held any stock appreciation rights with respect to the stock of the Company. Furthermore, as of January 1, 2000, no named executive officer of the Company (as defined in SEC Regulation S-B Item 402(a)(2)) has held any stock options with respect to the stock of the Company. The authorization and/or granting of stock options to directors of the Company and to other executive officers of the Company is discussed below. See "Stock Option Agreements."

EMPLOYMENT AGREEMENTS

     The Company does not have employment agreements for any of the officers and Directors of the Company.

STOCK OPTION AGREEMENTS

     Enviro has no stock option agreements.

     Hedman has enacted has a stock option plan for employees, officers and directors and service providers of Hedman. The amount of options is determined by the Board of Directors each year. Employees may be awarded options the total of which may not exceed five (5%) percent of the outstanding issue each year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Teodosio Pangia, Chairman of Enviro, is also the Chairman of TVP Capital Corp. TVP Capital Corp. is the owner of 1,165,641 shares of Enviro, or 8.4% of Enviro's total issued and outstanding shares.

     Until moving its corporate headquarters to North York, Ontario in September 2000, Hedman sublet its facilities on a month-to-month basis from Erana. Edward Blanchard, a Director of Hedman, is a director of Erana as well and arranged for Erana to forgive all rent payments due Erana although Erana was under no obligation to do so. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and December 31, 1998 has been credited to additional paid in capital. See "FINANCIAL STATEMENTS NOTE 8."

     The Company believes that the terms of the above transactions were at least as favorable to the Company as could have been obtained from arm's-length negotiations with unrelated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

     Hedman is authorized to issue an unlimited number of Common Shares of which 28,283,035 are issued and outstanding as of December 31, 2000. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The holders of the shares are entitled to dividends when, and if, declared by the Board of Directors. No dividends have ever been declared nor is there any intent to declare or pay any dividends in the foreseeable future. There are currently no preemptive rights connected with the Common Shares. As of September 15, 2000, there were 526 shareholders of record of Hedman's Common Shares.

     The authorized capital stock of Enviro consists of 50,000,000 shares of Common Stock, par value $0.001 of which 13,750,000 shares are issued and outstanding as of September 15, 2000 and owned by 27 shareholders of record. The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share. No Preferred Stock has been issued to date. Each share of Preferred Stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Enviro's Common Stock is not publicly traded. The Company intends to apply for listing on the NASD Over-the-Counter Bulletin Board ("OTCBB"). The Form 10-SB became effective on November 14, 2000 and the Company is required to begin filing reports with the SEC pursuant to the Exchange Act within 45 days of such effective date. No assurance can be given that the Company will have its shares approved for listing on the OTCBB.

     On March 31, 2000, Enviro sold an aggregate of 3,750,000 shares of Common Stock to the investors set forth in Item 4 RECENT SALES OF UNREGISTERED SECURITIES. The shares were sold pursuant to Section 4(2) of the Securities Act. All offerees and purchasers met the sophistication and access to information tests.

     In September 2000, Enviro closed a private placement offering pursuant to Rule 506 of Regulation D to one accredited investor (Louis Lilling) for 10,000,000 shares of Common Stock at $.10 per share, or a total of $1,000,000. These shares were subsequently resold by Mr. Lilling in accordance with two exemptions: (1) Regulation S wherein the investors were offshore purchasers who purchased the shares in an offshore transaction; and (2) Section 4(2) of the Securities Act of 1933, as amended. It should be noted that the offeree and purchaser who purchased pursuant to the Section 4(2) exemption fully met the sophistication and access to information tests. It should also be noted that it is the view of the Office of Small Business that Rule 144 would not be available for any resale transactions of these shares because the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued.

     THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY OF HEDMAN RESOURCES LIMITED FOR EACH FULL QUARTERLY PERIOD WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE INCLUDED ARE AS FOLLOWS:

                                    HIGH      LOW
YEAR                   QUARTER      BID       BID
----                   -------      ----      ---
1998.................   3rd*        .32       .01**
1998.................   4th*        .15       .05
1998.................   1st*        .15       .04
1998.................   2nd*        .45       .11

                                    HIGH      LOW
YEAR                   QUARTER      BID       BID
----                   -------      ----      ---
1999.................   3rd*        .50       .10
1999.................    4th        .46       .25
2000.................    1st        .87       .30
2000.................    2nd        .60       .33

---------------
 * Prior to the merger Hedman securities were inactive. Hedman expects trading to resume under the symbol HDM soon after the filing of this Form 10-SB.

** Figures shown are denominated in Canadian dollars.

ITEM 2.  LEGAL PROCEEDINGS

     Enviro is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

     Hedman has been named as a co-defendant in a number of class action suits in the United States relative to sales made between 1974 and 1979 (see POTENTIAL LIABILITIES). These cases are being handled directly by the insurance companies on behalf of Hedman for which detailed information is not available. All seek monetary damages. More than 80% of these cases have been settled. Pursuant to
Item 103 of Regulation S-B, below is a list of cases in which Hedman is named which have not yet been settled.

     A lawsuit was commenced in The Court of Common Pleas of Beaver County, Pennsylvania, in May 1999, by Susan Kay Geppert, et al. against A-Best Products Company, et al., where Hedman is named as a co-defendant. The plaintiffs in said suit alleged that during their employment, they were exposed to asbestos dust and fibers which allegedly caused Lung Cancer. It is plaintiffs' contention that all the defendants, including Hedman, engaged in activities involving asbestos and/or silica and other ingredients in their materials and as a direct and proximate cause, plaintiffs inhaled toxins and were injured. The relief sought by plaintiffs is for monetary damages. The largest amount sought in any one cause of action is $1,000,000.

     A lawsuit was commenced in The Court of Common Pleas Allegheny County, Pennsylvania -- Civil Division in 1999, by Ida S. Gill, et al. against A-Best Products Company, et al., where Hedman is named as a co-defendant. The plaintiffs in said suit alleged that during their employment, they were exposed to asbestos dust and fibers which allegedly caused Lung Cancer. It is Plaintiffs contention that all the defendants, including Hedman, engaged in activities involving asbestos and/or silica and other ingredients in their materials and as a direct and proximate cause, Plaintiffs inhaled toxins and were injured. Plaintiffs seek monetary damages with the largest amount in any one suit being $1,000,000.

     A lawsuit was commenced in The Court of Common Pleas of Washington County, Pennsylvania in November 2000, by John F. Rozsas, et al. against A-Best Products Company, et al., where Hedman is named as a co-defendant. The plaintiffs in said suit alleged that during their employment, they were exposed to asbestos dust and fibers which allegedly caused Lung Cancer. It is the contention of the plaintiffs that all the defendants, including Hedman, engaged in activities involving asbestos and/or silica and other ingredients in their materials and as a direct and proximate cause, plaintiffs inhaled toxins and were injured. Relief being sought by plaintiffs consists of monetary damages. The largest amount sought in any one cause of action is $1,000,000.

     A lawsuit was commenced in The Circuit Court of Brook County, West Virginia in October 2000, Leslie Adams, et al. against 20th Century Fox Glove Corporation, et al., where Hedman is named as a co-defendant. The plaintiffs in said suit alleged that during their employment, they were exposed to asbestos dust and fibers which allegedly caused Lung Cancer, Asbestosis, Mesotheliomas, Colon Cancer, and Esophageal Cancer. It is plaintiffs' contention that all the defendants, including Hedman, engaged in activities involving asbestos and/or silica and other ingredients in their materials and as a direct and proximate cause, plaintiffs inhaled toxins and were injured. Relief sought by plaintiffs varies from each cause of action; however, the largest amount sought in any one cause of action is $1,000,000.

     The Company has 2,232 outstanding claims against it arising out of class action suits, creating for the Company liability exposure in the amount of $55.8 million. However, historically, since 1979, the Company has settled 10,599 cases with average payouts of $1,226 per claim, exclusive of legal costs.

     To date, Hedman has had sufficient liability insurance to cover settlement amounts and legal fees in relation to these matters and continues to believe, based upon historical experience, that the present liability insurance, with reserves of approximately $8,870,000, will cover any additional claims. Hedman's remaining indemnity limits are set forth in the section entitled "Potential Liabilities, Insurance and Legal Proceedings." While it is not possible to estimate the amount, if any, of Hedman's liability, Hedman does not believe that the resolution of the aggregate outstanding claims will have a materially adverse impact on its short-term or long-term liquidity upon the consummation of the merger.

     A judgment in the amount of $112,762 Canadian against Hedman has been entered in the State of Florida. Hedman is attempting to negotiate a resolution to that judgment and is accounting for the anticipated amount of the settlement on an accrual basis.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On March 31, 2000, the Company sold an aggregate of 3,750,000 shares of its common stock to the following persons in the amounts set forth opposite each person's name:

TVP Capital Corp. ..........................................    1,165,641
Bondy & Schloss.............................................      112,500*
Tom Franzone................................................      823,953
Vasilik Kalantzkos..........................................      100,000
Tunku Mudzaffar Bin Tunku Mustapha..........................      200,000
Romeo DiBattista Jr. .......................................      100,000
R DiBattista Investments Inc................................      623,953
Delf Investments and Construction Ltd. .....................      623,953

---------------
* Issued to Enviro's corporate counsel as compensation for legal services rendered.

     These shares were sold pursuant to Section 4(2) of the Securities Act and were not issued in connection with any public offering. It is the view of the Office of Small Business that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. Therefore, resale of such securities must be registered under the Securities Act, unless an exemption is available. Rule 144 of the Securities Act would not be available for such resale transactions.

     In September 2000, Enviro closed a private placement offering pursuant to Rule 506 of Regulation D to one "accredited investor" (Louis Lilling) in which Enviro raised $1,000,000 in a combination of cash and promissory notes. Pursuant to the offering, Enviro sold a total of 10 million shares of Common Stock at $
 .10 per share. In order to limit resales pursuant to Rule 502(d) of Regulation D, at the time of the offering, Enviro (1) made reasonable inquiry to determine if the purchaser was acquiring the securities for himself or for other persons;
(2) furnished written disclosure to the purchaser prior to sale that the securities were not registered under the Act and, therefore, could not be resold unless they were registered under the Act or unless an exemption from registration was available; and (3) placed a legend on the certificate that evidences the securities stating that the securities have not been registered under the Act and setting forth the restrictions on transferability and sale of the securities. Moreover, it is the view of the Office of Small Business that Rule 144 would not be available for such resale transactions because the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. The accredited investor who purchased the shares from Enviro resold them in accordance with two exemptions:
(1) Regulation S wherein the investors were offshore purchasers who purchased the shares in an offshore transaction; and (2) Section 4(2) of the Securities Act of 1933, as amended. It should be noted that the offeree and purchaser who purchased pursuant to the section 4(2) exemption fully met the sophistication and access to information tests.

     In February 2000, Hedman raised $1,856,862 in a private offering pursuant to applicable Canadian law. Pursuant to the offering, Hedman sold a total of 5,305,319 shares of Hedman's Common Shares at $.35 per share and 5,305,319 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.40 per share. In July 1999, Hedman raised $1,261,250 in a private offering under Canadian law. In that offering, Hedman sold a total of 8,408,334 shares of Hedman's Common Shares at $.15 per share and 8,408,334 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.20 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law "DGCL," in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if a person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have no reasonable cause to believe that the person's conduct was unlawful. The DGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification shall be made in respect of any claim which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. However, according to the certificate of incorporation a director will be liable (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                      INTRODUCTION TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

     Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), Enviro Industrial Technologies, Inc. ("Enviro") will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman"), a Canadian company, by issuing one share of its common stock for every two shares of Hedman's common stock outstanding on the date of consummation. The consummation of the Plan is subject to, among other things, stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that Enviro's shares will be publicly traded in the over-the-counter market.

     If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is a Canadian operating company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which Enviro will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will primarily reflect the operations of Hedman before and after the consummation of the Plan. The accompanying unaudited pro forma condensed combined financial statements are stated in Canadian dollars; however, they have been prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the regulations of the United States Securities and Exchange Commission.

     The accompanying unaudited pro forma condensed balance sheet combines the historical audited balance sheet of Enviro and the historical audited balance sheet of Hedman as of December 31, 2000 as if the Plan had been consummated on that date. The accompanying unaudited pro forma condensed combined statements of operations for the years ended December 31, 2000 and 1999 are, effectively, those of Hedman since Enviro has had no significant operations during those periods.

     The accompanying unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments described in the accompanying notes which management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what the combined financial position and results of operations actually would have been if the acquisitions referred to above had occurred as of the dates indicated instead of the actual dates of consummation or what the financial position and results of operations would be for any future periods. The unaudited pro forma condensed combined financial statements and the accompanying notes should be read in conjunction with the audited historical financial statements of Enviro and Hedman included elsewhere herein.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 2000
                             (IN CANADIAN DOLLARS)

                                                                                HISTORICAL
                                           PRO FORMA     PRO FORMA       -------------------------
                                           COMBINED     ADJUSTMENTS        ENVIRO        HEDMAN
                                          -----------   -----------      -----------   -----------
ASSETS
Current assets:
  Cash..................................  $    55,427                    $    10,783   $    44,644
  Accounts receivable, net..............       37,515                                       37,515
  Inventory.............................      144,952                                      144,952
  Advances to Hedman....................                $  (819,812)(B)      819,812
  Other current assets..................       87,871                                       87,871
                                          -----------   -----------      -----------   -----------
          Total current assets..........      325,765      (819,812)         830,595       314,982
Property, plant and equipment, net......    4,345,483                                    4,345,483
Mining properties.......................      187,215                                      187,215
                                          -----------   -----------      -----------   -----------
          Totals........................  $ 4,858,463   $  (819,812)     $   830,595   $ 4,847,680
                                          ===========   ===========      ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.....  $   492,800                                  $   492,800
  Accounts payable and accrued
     expenses...........................    1,425,490   $  (819,812)(B)  $    84,840     2,160,462
  Advances from stockholder.............    1,659,884                      1,269,884       390,000
                                          -----------   -----------      -----------   -----------
          Total current liabilities.....    3,578,174      (819,812)       1,354,724     3,043,262

Stockholders' equity:
  Common stock:
     Enviro (13,750,000 shares
       outstanding, par value $.001697
       per share; 28,065,684 shares to
       be outstanding)..................       47,628        27,115(A)        20,513
     Hedman (28,631,368 shares
       outstanding).....................                 (9,255,269)(A)                  9,255,269
  Additional paid-in capital............   10,468,601     7,193,508(A)     1,490,004     1,785,089
  Accumulated deficit...................   (9,235,940)      500,033(A)      (500,033)   (9,235,940)
  Subscriptions receivable for 9,990,000
     shares of common stock.............                  1,490,377(A)    (1,490,377)
  Accumulated other comprehensive
     income -- foreign currency
     translation loss...................                     44,236(A)       (44,236)
                                          -----------   -----------      -----------   -----------
          Total stockholders' equity
            (deficiency)................    1,280,289            --         (524,129)    1,804,418
                                          -----------   -----------      -----------   -----------
          Totals........................  $ 4,858,463   $  (819,812)     $   830,595   $ 4,847,680
                                          ===========   ===========      ===========   ===========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                             (IN CANADIAN DOLLARS)

                                                                              HISTORICAL
                                        PRO FORMA      PRO FORMA       -------------------------
                                        COMBINED      ADJUSTMENTS        ENVIRO        HEDMAN
                                       -----------    -----------      ----------    -----------
Sales................................  $   308,496                                   $   308,496
Cost of sales........................      450,114                                       450,114
                                       -----------                                   -----------
Gross loss...........................     (141,618)                                     (141,618)
                                       -----------                                   -----------
Operating expenses:
  Exploration costs..................      295,064                     $  295,064
  Selling, general and
     administrative..................      799,972                        204,969        595,003
  Depreciation and amortization......      110,856                                       110,856
                                       -----------                     ----------    -----------
          Totals.....................    1,205,892                        500,033        705,859
                                       -----------                     ----------    -----------
Other expenses:
  Interest...........................       63,916                                        63,916
  Other..............................      212,892                                       212,892
                                       -----------                                   -----------
          Totals.....................      276,808                                       276,808
                                       -----------                                   -----------
Net loss.............................  $(1,624,318)                    $ (500,033)   $(1,124,285)
                                       ===========                     ==========    ===========
Basic net loss per share.............  $      (.09)                    $     (.13)   $      (.04)
                                       ===========                     ==========    ===========
Weighted average common shares
  outstanding........................   17,826,563    (14,053,562)(D)   3,773,000     28,107,125
                                       ===========    ===========      ==========    ===========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                             (IN CANADIAN DOLLARS)

                                                                                HISTORICAL
                                          PRO FORMA      PRO FORMA       ------------------------
                                           COMBINED     ADJUSTMENTS        ENVIRO        HEDMAN
                                          ----------    -----------      ----------    ----------
Sales...................................  $  394,083                                   $  394,083
Cost of sales...........................     508,926                                      508,926
                                          ----------    ----------       ----------    ----------
Gross loss..............................    (114,843)                                    (114,843)
                                          ----------    ----------       ----------    ----------
Operating expenses:
  Selling, general and administrative...     399,693                                      399,693
  Depreciation and amortization.........     173,819    $   (1,633)(C)                    175,452
                                          ----------    ----------       ----------    ----------
          Totals........................     573,512        (1,633)                       575,145

Other expense -- interest...............      66,734                                       66,734
                                          ----------    ----------       ----------    ----------
          Totals........................     640,246        (1,633)                       641,879
                                          ----------    ----------       ----------    ----------

Net loss................................  $ (755,089)   $    1,633                     $ (756,722)
                                          ==========    ==========       ==========    ==========
Basic net loss per share................  $     (.06)                                  $     (.04)
                                          ==========    ==========       ==========    ==========
Weighted average common shares
  outstanding...........................  12,763,025    (5,488,025)(D)                 18,251,050
                                          ==========    ==========       ==========    ==========

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS:

(A) To record the assumed exchange of 100% of the shares of common stock of Hedman outstanding as of December 31, 2000 for shares of common stock of Enviro on the basis of the issuance of one share of Enviro for every two shares of Hedman. Since this exchange will be accounted for as a purchase business combination and a "reverse acquisition" in which Enviro will be the legal acquirer and Hedman will be the accounting acquirer: (i) the accompanying unaudited pro forma condensed combined financial statements are stated in Canadian dollars, although they are presented in accordance with accounting principles generally accepted in the United States of America;
    (ii) Hedman's assets, liabilities and results of operations are reflected at historical book values since it is the accounting acquirer, and Enviro's assets, liabilities and results of operations are reflected at historical book values since it only had minimal operations through December 31, 2000;
    (iii) the shares of common stock of the combined companies reflect the par value of the shares of Enviro, the legal acquirer; and (iv) the accumulated deficit of Enviro has been eliminated.

(B) To eliminate the amount owed to Enviro by Hedman.

(C) The historical unaudited pro forma condensed financial statements of Hedman reflect the net effect of the difference between the historical loss as reported by Hedman in accordance with accounting principles generally accepted in Canada and the loss it would have reported in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The difference was attributable primarily to the initial amortization by Hedman of deferred development costs, which were subsequently written off as a result of impairment for Canadian reporting purposes during the year ended December 31, 2000. Such costs would have been written off immediately under accounting principles generally accepted in the United States of America. Additional information as to the effects of differences in accounting principles generally accepted in Canada and the United States of America is included in the historical financial statements of Hedman included elsewhere herein.

(D) To retroactively adjust Hedman's historical weighted average number of common shares outstanding to reflect the issuance of one share of Enviro for every two shares of Hedman and (ii) the inclusion of Enviro's shares assuming Enviro had been acquired as of January 1, 1999.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................   F-2
BALANCE SHEET
  DECEMBER 31, 2000.........................................   F-3
STATEMENT OF OPERATIONS
  PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
  TO DECEMBER 31, 2000......................................   F-4
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
  PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
  TO DECEMBER 31, 2000......................................   F-5
STATEMENT OF CASH FLOWS
  PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
  TO DECEMBER 31, 2000......................................   F-6
NOTES TO FINANCIAL STATEMENTS...............................   F-7

                                     * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
  Enviro Industrial Technologies, Inc.

     We have audited the accompanying balance sheet of ENVIRO INDUSTRIAL TECHNOLOGIES, INC. (An Exploration Stage Company) as of December 31, 2000, and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from March 31, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro Industrial Technologies, Inc. as of December 31, 2000, and its results of operations and cash flows for the period from March 31, 2000 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 1 to the financial statements, the Company had not generated any revenues from its operations, and it had working capital and stockholders' deficiencies as of December 31, 2000. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                          J.H. COHN LLP

Roseland, New Jersey
March 20, 2001

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                                 BALANCE SHEET
                               DECEMBER 31, 2000

ASSETS
Current assets:
  Cash......................................................  $   6,354
  Advances to Hedman Resources Limited......................    483,080
                                                              ---------
          Total.............................................  $ 489,434
                                                              =========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable..........................................  $  49,994
  Advances from stockholders................................    748,311
                                                              ---------
          Total liabilities.................................    798,305
                                                              ---------
Stockholders' deficiency:
  Preferred stock, par value $.001 per share; 10,000,000
     shares authorized; none issued.........................         --
  Common stock, par value $.001 per share; 50,000,000 shares
     authorized; 13,750,000 shares issued and outstanding...     13,750
  Additional paid-in capital................................    998,750
  Deficit accumulated during the exploration stage..........   (322,371)
  Subscriptions receivable for 9,990,000 shares of common
     stock..................................................   (999,000)
                                                              ---------
          Total stockholders' deficiency....................   (308,871)
                                                              ---------
          Total.............................................  $ 489,434
                                                              =========

                       See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO DECEMBER 31, 2000

Revenues....................................................    $      --
                                                                ---------
Operating expenses:
  Exploration costs.........................................      190,228
  General and administrative expenses.......................      132,143
                                                                ---------
          Total.............................................      322,371
                                                                ---------
Net loss....................................................    $(322,371)
                                                                =========
Basic net loss per share....................................    $    (.09)
                                                                =========
Basic weighted average common shares outstanding............    3,773,000
                                                                =========

                       See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO DECEMBER 31, 2000

                                                                                       DEFICIT
                                                                                     ACCUMULATED
                            PREFERRED STOCK          COMMON STOCK       ADDITIONAL   DURING THE
                          --------------------   --------------------    PAID-IN     EXPLORATION   SUBSCRIPTIONS
                            SHARES     AMOUNT      SHARES     AMOUNT     CAPITAL        STAGE       RECEIVABLE       TOTAL
                          ----------   -------   ----------   -------   ----------   -----------   -------------   ---------
Issuance of shares to
  founders effective as
  of March 31, 2000.....          --   $    --    3,637,500   $ 3,638    $ (3,638)
Issuance of shares as
  payment for legal
  services..............                            112,500       112      12,388                                  $  12,500
Subscription for
  purchase of common
  stock.................                          9,990,000     9,990     989,010                    $(999,000)
Proceeds from issuance
  of common stock.......                             10,000        10         990                                      1,000
Net loss................                                                              $(322,371)                    (322,371)
                          ----------   -------   ----------   -------    --------     ---------      ---------     ---------
Balance, December 31,
  2000..................          --   $    --   13,750,000   $13,750    $998,750     $(322,371)     $(999,000)    $(308,871)
                          ==========   =======   ==========   =======    ========     =========      =========     =========

                       See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO DECEMBER 31, 2000

Operating activities
  Net loss..................................................  $(322,371)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Common stock issued for services.......................     12,500
     Changes in operating assets and liabilities -- accounts
      payable...............................................     49,994
                                                              ---------
       Net cash used in operating activities................   (259,877)
                                                              ---------
Investing activities -- advances to Hedman Resources
  Limited...................................................   (483,080)
                                                              ---------
Financing activities:
  Proceeds from issuance of common stock....................      1,000
  Advances from stockholders................................    748,311
                                                              ---------
       Net cash provided by financing activities............    749,311
                                                              ---------
Net increase in cash........................................      6,354
Cash, beginning of period...................................         --
                                                              ---------
Cash, end of period.........................................  $   6,354
                                                              =========

                       See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS:

     Enviro Industrial Technologies, Inc. (the "Company") was incorporated in the State of Delaware on March 31, 2000. The Company is in the process of developing a mineral exploration and industrial mining business. The core of the Company's business will be comprised of the mining of vermiculite from a block of three unpatented mining claims in Canada, covering a total of 25 vermiculite claim units. Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Vermiculite is used as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics.

     The Company plans to become the legal acquirer of 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman"), a Canadian publicly-traded company listed on the Canadian Venture Exchange ("CDNX"). This business combination is expected to be accounted for as a "reverse acquisition" in which Hedman will be the accounting acquirer (see Note 8).

     As of December 31, 2000, the Company's operations had been limited to organizational activities, the acquisition of mining claims and the negotiation of agreements related to the business combination with Hedman. It had not generated any revenues from operations as of that date. Accordingly, it is considered a "development stage company" for accounting purposes. The Company's year-end will be December 31st.

     Hedman is a mineral processing company whose principal product had been "Hedmanite," which is a high heat industrial filler similar to asbestos. However, Hedman has been focusing its activities on the development and production of "Superfil," an asbestos-free, high heat industrial mineral filler that blends well with most industrial fillers and is used in manufactured products such as brake linings and construction materials. Superfil is derived from a mineral known as "lizardite." Hedman is believed to be the only producer of lizardite in North America. Hedman intends to enhance the performance of Superfil by creating a formula that combines it with vermiculite.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, as of December 31, 2000, the Company had not generated any revenues from its operations and, as a result, it had a working capital and a stockholders' deficiency of $308,871. Management believes that the Company will not generate any revenues until the reverse acquisition with Hedman is consummated. However, Hedman has also been sustaining operating losses and, as a result, it had a working capital deficiency as of December 31, 2000 and needed additional debt or equity financing to be able to continue its operations. Management believes that the Company will need total additional financing of approximately $250,000 to continue to operate as planned during the twelve-month period subsequent to December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

     Management plans to obtain such financing through private offerings of debt and equity securities. As of December 31, 2000, the Company had subscriptions receivable of $999,000 for the purchase of shares of its stock (see Note 7). However, management cannot assure that the Company will be able to obtain any or all of the additional financing it will need if the reverse acquisition is not consummated, or any or all of the additional financing Hedman and the Company will need if the reverse acquisition is consummated, in order to continue to operate through at least December 31, 2001 or that, ultimately, it will be able to generate any profitable mining operations. If the Company is unable to obtain the required financing, it may have to curtail its operations or terminate its operations and liquidate its remaining assets and liabilities.

     The accompanying financial statements do not include any adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Use of estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  Concentrations of credit risk:

     The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

  Exploration costs:

     Exploration and evaluation costs are expensed as incurred. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company will capitalize mining and other related costs attributable to reserves in the event that a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs will be expensed using the units of production method.

  Impairment of long-lived assets:

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Under SFAS 121, impairment losses on long-lived assets, such as mining claims, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

     On September 27, 2000, the Company acquired certain mining claims at a cost of $135,135 ($200,000 Canadian) which are in the exploration stage. As of December 31, 2000, the Company had not completed its definitive feasibility study and had not established any proven and probable reserves. Based on the uncertainties related to the start-up nature of the Company's business, its inability to established any proven and probable reserves and its financial condition, the Company wrote off the cost of the these mining claims as of December 31, 2000 in accordance with SFAS 121.

  Income taxes:

     The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Net earnings (loss) per share:

     The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. The Company did not have any potentially dilutive common shares outstanding during the period from March 31, 2000 (date of inception) to December 31, 2000.

  Recent accounting pronouncements:

     The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of December 31, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the period from March 31, 2000 to December 31, 2000, and it does not believe that any of those pronouncements will have any significant impact on the Company's financial statements at the time they become effective.

NOTE 3 -- ADVANCES TO AND FROM RELATED PARTIES:

     As of December 31, 2000, the Company had a receivable of $483,080 as a result of advances made to Hedman and a payable of $748,311 as a result of advances from stockholders. Advances of $189,000 made to Hedman were subject to a note receivable that is due on demand and bears interest at the prime rate. The balance of the advances receivable from Hedman of $294,080 and all of the advances payable to stockholders were noninterest bearing and due on demand.

     Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances to Hedman and the advances from stockholders because of the relationship of the Company and those related parties, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying values of the advances approximated their respective fair values as of December 31, 2000.

NOTE 4 -- PREFERRED STOCK:

     As of December 31, 2000, the Company was authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company's Board of Directors, subject to certain limitations set forth in the Company's Articles of Incorporation. No shares of preferred stock had been issued by the Company as of December 31, 2000.

NOTE 5 -- COMMON STOCK ISSUED FOR SERVICES:

     During the period from March 31, 2000 to December 31, 2000, the Company issued 112,500 shares of common stock as payment for legal services. Accordingly, the Company recorded a charge to professional fees and an increase in stockholders' equity of $12,500, which was equal to the estimated fair value of the shares at the date of issuance.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- INCOME TAXES:

     As of December 31, 2000, the Company had net operating loss carryforwards of approximately $322,000 available to reduce future Federal taxable income which will expire in 2020. The Company had no other material temporary differences as of that date. Due to the uncertainties related to, among other things, the changes in the ownership of the Company, which could subject those loss carryforwards to substantial annual limitations, and the extent and timing of its future taxable income, the Company offset the deferred tax assets of approximately $129,000 attributable to the potential benefits from the utilization of those net operating loss carryforwards by an equivalent valuation allowance as of December 31, 2000 and did not recognize a credit for Federal income taxes for the period from March 31, 2000 (date of inception) to December 31, 2000.

NOTE 7 -- PRIVATE PLACEMENT:

     On September 2, 2000, the Company entered into agreements to sell a total of 10,000,000 shares of common stock for total consideration of $1,000,000 or $.10 per share through private placements intended to be exempt from registration under the Securities Act of 1933. As of December 31, 2000, it had received aggregate gross proceeds of $1,000 and had issued 10,000 shares. It also had a balance receivable of $999,000 attributable to the sales of the remaining 9,990,000 shares which must be paid no later than September 1, 2001. The balance receivable has been included in common stock and offset by a subscription receivable in the same amount in the accompanying balance sheet as of December 31, 2000.

     During the period from January 1, 2001 through March 20, 2001, the Company received proceeds of $209,500 attributable to sales and issuances of 209,500 shares, which reduced the subscription receivable to $789,500 as of March 20, 2001.

NOTE 8 -- PLAN OF REORGANIZATION AND MERGER:

     Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), the Company will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of Hedman's common stock by issuing one share of its common stock for every two shares of Hedman's common stock outstanding on the date of consummation. As explained in Note 1, Hedman is a mineral processing company. Its shares are publicly traded in Canada. The consummation of the Plan is subject to, among other things, stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that the Company's shares will be publicly traded in the over-the-counter market.

     If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is an operating company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which the Company will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will reflect the operations of Hedman before and after the consummation of the Plan and the accompanying financial statements will not be comparable to the financial statements of the combined companies after the merger.

                            FINANCIAL STATEMENTS OF

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the balance sheets of HEDMAN RESOURCES LIMITED as at December 31, 2000 and December 31, 1999 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and December 31, 1999 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the years December 31, 2000 and 1999 and shareholders' equity as at December 31, 2000 and 1999 to the extent summarized in note 21 to the financial statements.

[KPMG SIG]
Chartered Accountants

Sudbury, Canada
February 14, 2001

    COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated March 31, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when they are adequately disclosed in the financial statements.

[KPMG SIG]
Chartered Accountants

Sudbury, Canada
March 31, 2001

                            HEDMAN RESOURCES LIMITED

                                 BALANCE SHEET
                    DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

                                                                 2000           1999
                                                              -----------    -----------
ASSETS
Current assets:
  Cash......................................................  $    44,644    $   450,086
  Accounts receivable.......................................       37,515         62,218
  Inventory (notes 2 and 3).................................      144,952         91,769
  Supplies and prepaid expenses.............................       87,871         79,280
                                                              -----------    -----------
                                                                  314,982        683,353
Property, plant and equipment (net of depreciation)(note
  4)........................................................    4,345,483      1,877,825
Mining properties (note 5)..................................      187,215        134,282
Deferred development costs (note 6).........................           --        584,123
                                                              -----------    -----------
                                                              $ 4,847,680    $ 3,279,583
                                                              ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities (note 7).........  $ 2,160,462    $   248,625
  Advances from shareholders (note 8).......................      390,000             --
  Current portion of long-term debt (note 9)................      492,800        572,000
                                                              -----------    -----------
                                                                3,043,262        820,625
Long-term debt (note 9).....................................           --             --
Advances from related parties...............................           --         13,083
Shareholders' equity:
  Share capital (note 10)...................................    9,255,269      7,305,946
  Subscriptions.............................................           --        882,372
  Contributed surplus.......................................    1,785,089      1,785,089
  Deficit...................................................   (9,235,940)    (7,527,532)
                                                              -----------    -----------
                                                                1,804,418      2,445,875
Going concern (note 1)......................................
Contingent liabilities (note 2).............................
Subsequent events (note 6)..................................
Commitments (note 19).......................................
                                                              -----------    -----------
                                                              $ 4,847,680    $ 3,279,583
                                                              ===========    ===========

On behalf of the Board:

------------------------------ Director

------------------------------ Director

                See accompanying notes to financial statements.

                            HEDMAN RESOURCES LIMITED

                      STATEMENT OF OPERATIONS AND DEFICIT
     YEARS ENDED DECEMBER 31, 2000, DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

                                                         2000           1999           1998
                                                      -----------    -----------    -----------
Sales (note 14).....................................  $   308,496    $   394,083    $   434,858
Cost of sales.......................................      450,114        508,926        515,298
                                                      -----------    -----------    -----------
                                                         (141,618)      (114,843)       (80,440)
Expenses:
  Depreciation and amortization.....................      111,885        175,452        158,408
  Administration wages and benefits.................      174,535        133,837        156,763
  Administration (note 18)..........................      159,221        126,206        104,832
  Interest on long-term debt........................       63,916         66,734         68,284
  Municipal taxes...................................       50,311         61,625         59,820
  Professional fees.................................      125,521         32,755         23,602
  Travel............................................       33,481         24,716          5,599
  Sales, marketing and research.....................       31,934         20,554         68,441
  Mine reclamation..................................       20,000             --             --
  Recovery of prior period expenses.................           --             --       (141,462)
                                                      -----------    -----------    -----------
                                                          770,804        641,879        504,287
                                                      -----------    -----------    -----------
Loss before undernoted items........................     (912,422)      (756,722)      (584,727)
Other expenses:
  Write-off of deferred development costs (note
     6).............................................      583,094             --             --
  Loss on disposal of equipment.....................        1,235             --             --
  Judgement (note 22)...............................      106,832             --             --
  Write-down of equipment...........................      104,825             --             --
                                                      -----------    -----------    -----------
                                                          795,986             --             --
                                                      -----------    -----------    -----------
LOSS FOR THE YEAR...................................   (1,708,408)      (756,722)      (584,727)
Deficit, beginning of year..........................   (7,527,532)    (6,770,810)    (6,186,083)
                                                      -----------    -----------    -----------
DEFICIT, END OF YEAR................................  $(9,235,940)   $(7,527,532)   $(6,770,810)
                                                      ===========    ===========    ===========
LOSS PER SHARE (note 15)............................  $     (0.06)   $     (0.04)   $     (0.04)
                                                      ===========    ===========    ===========

                See accompanying notes to financial statements.

                            HEDMAN RESOURCES LIMITED

                            STATEMENT OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 2000, DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

                                                           2000           1999         1998
                                                        -----------    ----------    ---------
Cash flows from operating activities:
  Loss for the year...................................  $(1,708,408)   $ (756,722)   $(584,727)
  Adjustments for:
     Depreciation and amortization....................      111,885       175,452      158,408
     Loss on disposal of equipment....................        1,235            --           --
     Write-off of deferred development costs (note
       6).............................................      583,094            --           --
     Write-down of equipment..........................      104,825            --           --
                                                        -----------    ----------    ---------
                                                           (907,369)     (581,270)    (426,319)
  Change in non-cash working capital:
     Accounts receivable..............................       24,703       (26,600)      70,815
     Inventory........................................      (53,183)       14,779       57,829
     Supplies and prepaid expenses....................       (8,591)       19,508       13,348
     Accounts payable and accrued liabilities.........      923,480      (422,062)      49,696
                                                        -----------    ----------    ---------
                                                            (20,960)     (995,645)    (234,631)
Cash flows from financing activities:
  Issue of share capital..............................    1,949,323     1,302,934      164,316
  Subscriptions.......................................     (882,372)      882,372           --
  Advances from related parties.......................      (13,083)     (102,472)      87,283
  Payments on long-term debt..........................      (79,200)           --      (28,000)
  Advances from shareholders..........................      390,000            --           --
                                                        -----------    ----------    ---------
                                                          1,364,668     2,082,834      223,599
Cash flows from investing activities:
  Change on working capital related to investing
     activities.......................................      988,357            --           --
  Purchase of property, plant and equipment...........   (2,686,574)     (638,481)     (21,060)
  Proceeds on disposal of property, plant and
     equipment........................................        2,000            --           --
  Purchase of mining properties.......................      (52,933)           --           --
                                                        -----------    ----------    ---------
                                                         (1,749,150)     (638,481)     (21,060)
                                                        -----------    ----------    ---------
NET INCREASE (DECREASE) IN CASH.......................     (405,442)      448,708      (32,092)
Cash, beginning of year...............................      450,086         1,378       33,470
                                                        -----------    ----------    ---------
CASH, END OF YEAR.....................................  $    44,644    $  450,086    $   1,378
                                                        ===========    ==========    =========
Supplemental disclosure of cash flow information:
  Interest paid.......................................  $    84,371    $   95,112    $  68,284
                                                        ===========    ==========    =========

                See accompanying notes to financial statements.

                            HEDMAN RESOURCES LIMITED

                         NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

     Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.

1. GOING CONCERN:

     These financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company has experienced several continuous years of operating losses, is in a negative working capital position and has significant capital purchase commitments which will come due within the next year. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support from its lenders and creditors including new financing. The Company is also dependent on an infusion of equity from potential shareholders. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain sufficient additional funds from these sources.

     During the year the Company has entered into a binding letter of intent with Enviro Industrial Technologies Inc. ("Enviro"), a U.S. company. Enviro agreed to acquire up to all of the issued and outstanding common shares of the Company in exchange for common stock of Enviro on a one for one basis after a two for one share consolidation by the Company. Enviro was incorporated in the State of Delaware on March 31, 2000 and plans to enter the mining and industrial mineral processing business.

2. SIGNIFICANT ACCOUNTING POLICIES:

     The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 21, conform in all material respects with the accounting principles generally accepted in the United States. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these financial statements and is presented to assist the reader in interpreting the statements contained herein.

  (a) Revenue recognition:

     Revenue from sales is recognized when goods are shipped to customers and title transfers.

  (b) Mining properties and deferred development costs:

     Mining properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production. The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written-off against current earnings.

     Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

  (c) Inventory:

     Inventories of broken ore and refined and converted products are valued at the lower of average cost and net realizable value.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

  (d) Supplies and prepaid expenses:

     Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

  (e) Property, plant and equipment:

     Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:


Buildings...................................................    4%
Equipment...................................................    4%
Office equipment............................................   20%
Vehicles....................................................   30%
Computers...................................................   30%

     Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written-off against current earnings.

  (f) Foreign currency translation:

     Foreign currencies are translated to Canadian dollars as follows -- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

  (g) Reclamation costs:

     Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

  (h) Future income taxes:

     In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Effective January 1, 1999, the Company adopted
Section 3465. Section 3465 requires a change from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes.

     Under the assets and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Pursuant to the deferral method, which was applied in 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

     There is no effect of this change in accounting for income taxes on prior periods. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

  (i) Use of estimates:

     The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

  (j) Comparative figures:

     Certain of the 1999 figures have been restated to conform with the presentation adopted in 2000.

3. INVENTORY:

     The inventory consists of:

                                                                2000       1999
                                                              --------    -------
Raw material................................................  $144,352    $84,079
Processed ore...............................................       600      7,690
                                                              --------    -------
                                                              $144,952    $91,769
                                                              ========    =======

4. PROPERTY, PLANT AND EQUIPMENT:

                                                       2000                         1999
                                            --------------------------    -------------------------
                                                          ACCUMULATED                   ACCUMULATED
                                               COST       DEPRECIATION       COST       DEPRECATION
                                            ----------    ------------    ----------    -----------
Land......................................  $    5,236     $       --     $    5,236    $       --
Buildings.................................   1,067,624        519,452      1,067,624       476,747
Equipment.................................   2,602,542      2,078,955      2,696,344     2,024,951
Office equipment..........................       4,173          4,029          3,283         3,283
Vehicles..................................      21,060         15,795         21,060         9,477
Computers.................................      18,677         10,731          8,541         6,647
Buildings not available for use...........   1,088,286             --        596,842            --
Equipment not available for use...........   2,166,847             --             --            --
                                            ----------     ----------     ----------    ----------
                                             6,974,445     $2,628,962      4,398,930    $2,521,105
                                                           ----------                   ----------
Less accumulated depreciation.............   2,628,962                     2,521,105
                                            ----------                    ----------
                                            $4,345,483                    $1,877,825
                                            ==========                    ==========

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

5. MINING PROPERTIES:

     The mining properties consist of:

                                                           2000        1999
                                                         --------    --------
Township of Warden and Munro, Ontario -- 21 leased
  mining claims........................................  $134,282    $134,282
Township of Horwood, Ontario -- 2 leased mining
  claims...............................................    52,933          --
                                                         --------    --------
                                                         $187,215    $134,282
                                                         ========    ========

6. DEFERRED DEVELOPMENT COSTS:

     The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. Commencing in 1972, the deferred development expenditures were being amortized using a units-of-production method based on tons of product shipped. During the period the costs were written-off as they were deemed to have no value with the substantial investment the Company was making in the new mill production system.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

     Accounts payable and accrued liabilities includes $819,812 (1999 - $nil) advanced from Enviro Industrial Technologies Inc. which is unsecured, bears no interest and has no specified terms of repayment.

8. ADVANCES FROM SHAREHOLDERS:

     The advances from shareholders are unsecured, bear interest at 9.25% and are to be repaid within one year.

9. LONG-TERM DEBT:

                                                   INTEREST      DUE
                                                     RATE        DATE      2000        1999
                                                  -----------    ----    --------    --------
                                                     Floating
Business Development Bank of Canada.............  Base + 2.50%   2005    $492,800    $572,000
Current portion of long-term debt...............                          492,800     572,000
                                                                         --------    --------
                                                                         $     --    $     --
                                                                         ========    ========

     The loan payable to the Business Development Bank of Canada ("BDC") is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and by an assignment of $600,000 insurance on the life of the President of the Company.

     At December 31, 2000, the Company was in contravention of the covenants imposed by the BDC. Subsequent to year-end, the BDC has provided a waiver for this covenant contingent upon loan payments remaining current and no other events occurring to adversely affect loan security. The entire balance outstanding has been classified as a current obligation as the waiver does not extend beyond one year.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

     Principal payments required to retire the outstanding long-term debt are as follows:

2001......................................................  $105,600
2002......................................................   105,600
2003......................................................   105,600
2004......................................................   105,600
2005 and subsequent years.................................    70,400
                                                            --------
                                                            $492,800
                                                            ========

10. SHARE CAPITAL:

     (a) Authorized:

        Unlimited common shares

        Unlimited special shares

     (b) Issued -- common:

                                                      NUMBER OF
                                                        SHARES        AMOUNT
                                                      ----------    ----------
Balance, December 31, 1998..........................  13,834,382    $6,003,012
Issued during fiscal year 1999:
  Issued during the year for cash consideration (net
     of issuance costs of $58,706)..................   8,608,334     1,269,184
  Options exercised.................................     225,000        33,750
                                                      ----------    ----------
Balance, December 31, 1999..........................  22,667,716     7,305,946
Issued during fiscal year 2000:
  Issued during the year for cash consideration (net
     of issuance costs of $50,000)..................   5,305,319     1,798,156
  Options exercised.................................     210,000        61,500
  Warrants exercised................................     448,333        89,667
                                                      ----------    ----------
Balance, December 31, 2000..........................  28,631,368    $9,255,269
                                                      ==========    ==========

     (c) The Company has a stock option plan available to its employees, officers and directors which options may be granted on a maximum of 1,200,000 common shares.

     The number of shares reserved for issuance to any one insider, within a one-year period, pursuant to options must not exceed 5% of the outstanding issue.

     The number of shares reserved for issuance to insiders, within a one year period, pursuant to options must not exceed 10% of the outstanding issue.

     The option price of the shares shall be fixed by the Board but must not be less than the maximum discount permitted by the Canadian Venture Exchange.

     Options have a maximum term of five years and vest immediately.

     The stock options outstanding at December 31, 2000 expire at various dates to May 30, 2004.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

     A summary of the status of the Plan and changes during the periods then ended is presented below:

                                                             2000                   1999
                                                     --------------------    -------------------
                                                                 WEIGHTED               WEIGHTED
                                                                 AVERAGE                AVERAGE
                                                                 EXERCISE               EXERCISE
                                                     OPTIONS      PRICE      OPTIONS     PRICE
                                                     --------    --------    -------    --------
Outstanding, beginning of year.....................   405,000     $0.48           --     $  --
Granted during the year............................        --        --      405,000      0.48
Exercised during the year..........................  (210,000)     0.22           --        --
Expired............................................  (185,000)     0.60           --        --
                                                     --------     -----      -------     -----
Outstanding, end of year...........................    10,000     $0.75      405,000     $0.48
                                                     ========     =====      =======     =====

     (d) The following table summarizes information about the stock options outstanding at December 31, 2000.

                          WEIGHTED
                           AVERAGE     WEIGHTED
RANGE OF    NUMBER OF     REMAINING    AVERAGE
EXERCISE     OPTIONS     CONTRACTUAL   EXERCISE
 PRICES    OUTSTANDING      LIFE        PRICE
--------   -----------   -----------   --------
0$.75..      10,000        1 year       $0.75
 -----       ------        ------       -----

     (e) As at December 31, 2000, there are 13,465,320 (1999 - 8,608,334) share purchase warrants outstanding as follows:

                                                                     NO. OF
EXPIRY DATE                                                PRICE     SHARES
-----------                                                -----    ---------
July 12, 2001............................................  $0.20    8,360,001
February 22, 2002........................................  $0.40    5,105,319
                                                           -----    ---------

     During the year, no warrants expired (1999 - 456,924).

11. RELATED PARTY TRANSACTIONS:

     During the year, the Company incurred office expenses of $nil
(1999 - $3,000) and also incurred $52,933 (1999 - $nil) of expenses for site preparation and maintenance with a corporation controlled by a director of Hedman Resources Limited.

     At December 31, 2000, the Company was indebted to related parties in the amount of $30,000 (1999 - $23,846).

     The Company leased its office space from a company controlled by a shareholder of the Company (note 20(b)).

12. CONTINGENT LIABILITIES:

     The Company has been named as a co-defendant in a number of class action suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance companies have paid for legal and settlement amounts in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. The total amount of claims outstanding significantly exceeds the remaining

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

insurance coverage. However, it is not possible to estimate the amount, if any, of the Company's liability exposure.

13. INCOME TAXES:

     The Company has available non-capital losses for income tax purposes in the aggregate of $5,853,522 which are available to reduce future years earnings for income tax purposes. No tax benefit pertaining to the losses has been recognized in the accounts. These losses will expire, if not utilized, as follows:

2001.....................................................  $  510,521
2002.....................................................     871,174
2003.....................................................     576,921
2004.....................................................     933,177
2005.....................................................     426,319
2006.....................................................     581,270
2007.....................................................   1,954,140
                                                           ----------
                                                           $5,853,522
                                                           ==========

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2000 and 1999 are presented below.

                                                                 2000           1999
                                                              -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,369,285    $ 1,998,625
  Less valuation allowance..................................   (2,334,046)    (1,848,695)
                                                              -----------    -----------
                                                              $    35,239    $   149,930
                                                              ===========    ===========
Future tax liabilities:
  Plant and equipment, principally due to differences in
     depreciation...........................................  $   (35,239)   $   (77,829)
  Future development costs, due to differences in
     amortization...........................................           --        (72,101)
                                                              -----------    -----------
                                                              $   (35,239)   $  (149,930)
                                                              ===========    ===========

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income of approximately $5,853,522 prior to the expiration of the net operating loss carryforwards.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

14. SEGMENTED INFORMATION:

     Details of the Company's financial information segmented geographically is as follows:

                                                           2000        1999
                                                         --------    --------
Segmented revenue:
  Canada...............................................  $ 34,677    $ 25,441
  Other................................................   273,819     368,642
                                                         --------    --------
                                                         $308,496    $394,083
                                                         ========    ========

     All assets of the Company are located in Canada.

15. LOSS PER SHARE AMOUNTS:

     Basic earnings per share are based on the weighted average number of common shares outstanding calculated on an annual basis. The effects of the exercise of the options and warrants outstanding at December 31, 2000 and 1999 are antidilutive; therefore, the fully diluted loss per share is not presented.

16. SUBSEQUENT EVENTS:

     Subsequent to year end, 100,000 warrants were exercised for proceeds of $20,000

17. FUTURE SITE RESTORATION AND REMOVALS:

     The Company, in conjunction with the Ministry of Northern Development and Mines, has agreed to a future site restoration plan. The plan requires the Company to make an initial payment of $20,000, pledge certain equipment assets as security and make payments of $2.25 per ton milled to a maximum of approximately $262,000.

18. ADMINISTRATION COSTS:

     The administration costs consist of finders fees ($4,000) regarding the private placement and interest charges on unremitted payroll taxes ($16,560), over and above normal administration costs. The Company is now current with all government agencies.

     The municipal taxes with the Corporation of The Township of Black River Matheson are in arrears. As part of the loan agreement with the Business Development Bank of Canada, ("BDC") property taxes must remain current. However, the Company has obtained a waiver from the BDC (see note 9).

19. COMMITMENTS:

     (a) The Company has signed a contract to acquire a firefelt production plant from an overseas supplier for an estimated cost of $3,200,000. The Company has advanced approximately $900,000 of the estimated cost to the supplier and is awaiting delivery and installation of the plant in late 2001. The Company has negotiated to finance a maximum of 75%, or $2,250,000 CDN of the sales contract from the supplier. The proposed credit facility is to be repayable in ten equal semi-annual instalments, commencing six months after the plant is put into production. The proposed initial rate is based on a floating interest rate of three month LIBOR plus 1.5% payable quarterly on the drawn-down balance of the credit facility. Upon full drawing of the credit facility, the Company has the option to switch to a fixed interest rate to be negotiated at such time.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

     (b) The Company has leased office space in North York, Ontario for a period of five years ending August 2005. The annual rent, excluding common area costs and municipal taxes, to be paid for this space is $22,000.

20. FINANCIAL INSTRUMENTS:

     The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short period to maturity. The carrying value of the long-term debt approximates its fair value based on borrowing rates presently available to the Company for loans with similar terms and maturities.

21. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

     The financial statements of the Company are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). The following adjustments and disclosures would be required in order to present these financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

     (a) Reconciliation of loss in accordance with Canadian GAAP to loss determined in accordance with US GAAP.

                                                        2000          1999
                                                     -----------    ---------
Net loss under Canadian GAAP.......................  $(1,708,408)   $(756,722)
Add (deduct) adjustments for:
  Amortization of deferred developments costs......        1,029        1,633
  Write-off of deferred developments costs.........      583,094           --
                                                     -----------    ---------
Net loss under US GAAP.............................  $(1,124,285)   $(755,089)
                                                     ===========    =========
Net loss per share under US GAAP...................  $     (0.04)   $   (0.04)
                                                     ===========    =========

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999
                               (IN CANADIAN $'S)

     (b) Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.

                                           2000                          1999
                                         CANADIAN          US          CANADIAN          US
                                           GAAP           GAAP           GAAP           GAAP
                                        -----------    -----------    -----------    -----------
Current assets........................  $   314,982    $   314,982    $   683,353    $   683,353
Property, plant and equipment.........    4,345,483      4,345,483      1,877,825      1,877,825
Mining properties.....................      187,215        187,215        134,282        134,282
Deferred development costs............           --             --        584,123             --
                                        -----------    -----------    -----------    -----------
          Total assets................  $ 4,847,680    $ 4,847,680    $ 3,279,583    $ 2,695,460
                                        -----------    -----------    -----------    -----------
Current liabilities...................  $ 3,043,262    $ 3,043,262    $   327,825    $ 1,702,997
Long-term debt........................           --             --        492,800             --
Advances from related parties.........           --             --         13,083         13,083
                                        -----------    -----------    -----------    -----------
                                          3,043,262      3,043,262        833,708      1,716,080
Shareholders' equity:
  Share capital.......................    9,255,269      9,255,269      8,188,318      7,305,946
  Contributed surplus.................    1,785,089      1,785,089      1,785,089      1,785,089
  Deficit.............................   (9,235,940)    (9,235,940)    (7,527,532)    (8,111,655)
                                        -----------    -----------    -----------    -----------
                                          1,804,418      1,804,418      2,445,875        979,380
                                        -----------    -----------    -----------    -----------
Total liabilities and shareholders'
  equity..............................  $ 4,847,680    $ 4,847,680    $ 3,279,583    $ 2,695,460
                                        ===========    ===========    ===========    ===========

     (c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following:

                                                        2000           1999
                                                     -----------    ----------
Cash provided by operations........................  $   (20,960)   $ (995,645)
Cash provided by (used in) financing...............    1,364,668     2,082,834
Cash provided by (used in) investing...............   (1,749,150)     (638,481)
                                                     ===========    ==========

     There is no change to consolidated statement of cash flows.

     (d) Write-down of mining properties:

     Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated as undiscounted estimated future net cash flows. Under US GAAP, if the undiscounted estimated future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the write-down between US and Canadian GAAP causes a change in the amount of depreciation, depletion and reclamation costs charged to earnings. During fiscal 2000, the deferred development costs were written-off which eliminated any difference between US and Canadian GAAP.

22. JUDGEMENT:

     A judgement against the Company has been issued in the state of Florida regarding a lawsuit filed against the Company in 1994. The Company incurred costs in the amount of $106,832 to settle the claim.

                            FINANCIAL STATEMENTS OF

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the balance sheets of HEDMAN RESOURCES LIMITED at December 31, 1999 and December 31, 1998 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and December 31, 1998 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the years December 31, 1999 and 1998 and shareholders' equity at December 31, 1999 and 1998 to the extent summarized in note 19 to the financial statements.

[KPMG SIG]
Chartered Accountants

Sudbury, Canada
March 18, 2000

                            HEDMAN RESOURCES LIMITED

                                 BALANCE SHEET
                    DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

                                                                 1999           1998
                                                              -----------    -----------
ASSETS
Current assets:
  Cash......................................................  $   450,086    $     1,378
  Accounts receivable.......................................       62,218         35,618
  Inventory (note 2)........................................       91,769        106,548
  Supplies and prepaid expenses.............................       79,280         98,788
                                                              -----------    -----------
                                                                  683,353        242,332
Property, plant and equipment (note 3)......................    1,877,825      1,413,163
Mining properties (note 4)..................................      134,282        134,282
Deferred development costs (note 5).........................      584,123        585,756
                                                              -----------    -----------
                                                              $ 3,279,583    $ 2,375,533
                                                              ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   248,625    $   670,687
  Current portion of long-term debt (note 6)................       79,200        102,800
                                                              -----------    -----------
                                                                  327,825        773,487
Long-term debt (note 6).....................................      492,800        469,200
Advances from related parties (note 7)......................       13,083        115,555
Shareholders' equity:
  Share capital (note 9)....................................    7,305,946      6,003,012
  Subscriptions (note 15)...................................      882,372             --
  Contributed surplus.......................................    1,785,089      1,785,089
  Deficit...................................................   (7,527,532)    (6,770,810)
                                                              -----------    -----------
                                                                2,445,875      1,017,291
Contingent liabilities (note 11)............................
Subsequent events (note 15).................................
                                                              -----------    -----------
                                                              $ 3,279,583    $ 2,375,533
                                                              ===========    ===========

On behalf of the Board:

                               Director
------------------------------

                               Director
------------------------------

                 See accompanying notes to financial statements

                            HEDMAN RESOURCES LIMITED

                      STATEMENT OF OPERATIONS AND DEFICIT
     YEARS ENDED DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997
                               (IN CANADIAN $'S)

                                                         1999           1998           1997
                                                      -----------    -----------    -----------
Sales...............................................  $   394,083    $   434,858    $   735,076
Cost of sales.......................................      508,926        515,298        996,426
                                                         (114,843)       (80,440)      (261,350)
Expenses:
  Depreciation and amortization.....................      175,452        158,408        156,730
  Administration wages and benefits.................      133,837        156,763        173,600
  Administration....................................      126,206        104,832        135,284
  Interest on long-term debt........................       66,734         68,284        177,927
  Municipal taxes...................................       61,625         59,820         25,138
  Professional fees.................................       32,755         23,602         78,455
  Travel............................................       24,716          5,599         54,187
  Sales, marketing and research.....................       20,554         68,441         23,449
  Recovery of prior period expenses (note 8)........           --       (141,462)            --
                                                          641,879        504,287        824,770
                                                      -----------    -----------    -----------
LOSS FOR THE YEAR...................................     (756,722)      (584,727)    (1,086,120)
Deficit, beginning of year..........................   (6,770,810)    (6,186,083)    (5,099,963)
                                                      -----------    -----------    -----------
DEFICIT, END OF YEAR................................  $(7,527,532)   $(6,770,810)   $(6,186,083)
                                                      ===========    ===========    ===========
LOSS PER SHARE (NOTE 14)............................  $     (0.04)   $     (0.04)   $     (0.09)
                                                      ===========    ===========    ===========

                See accompanying notes to financial statements.

                            HEDMAN RESOURCES LIMITED

                            STATEMENT OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997
                               (IN CANADIAN $'S)

                                                           1999         1998          1997
                                                         ---------    ---------    -----------
Cash flows from operating activities:
  Loss for the year....................................  $(756,722)   $(584,727)   $(1,086,120)
  Adjustments for:
     Depreciation and amortization.....................    175,452      158,408        156,730
     Gain on disposal of property, plant and
       equipment.......................................         --           --         (3,789)
                                                         ---------    ---------    -----------
                                                          (581,270)    (426,319)      (933,179)
  Change in non-cash working capital:
     Accounts receivable...............................    (26,600)      70,815         15,908
     Inventory.........................................     14,779       57,829         67,910
     Supplies and prepaid expenses.....................     19,508       13,348        (12,303)
     Accounts payable and accrued liabilities..........   (422,062)      49,696        109,819
                                                         ---------    ---------    -----------
                                                          (995,645)    (234,631)      (751,845)
Cash flows from financing activities:
  Issue of share capital...............................  1,302,934      164,316        631,810
  Subscriptions........................................    882,372           --             --
  Advances from related parties........................   (102,472)      87,283        (18,719)
  Payments on long-term debt...........................         --      (28,000)            --
  Long-term debt extinguished..........................         --           --       (306,552)
  Subscriptions received...............................         --           --       (346,715)
  Long-term debt incurred..............................         --           --        600,000
  Cash -- restricted...................................         --           --        346,715
                                                         ---------    ---------    -----------
                                                         2,082,834      223,599        906,539
Cash flows from investing activities:
  Purchase of property, plant and equipment............   (638,481)     (21,060)       (18,063)
  Proceeds on disposal of property, plant and
     equipment.........................................         --           --          8,407
                                                         ---------    ---------    -----------
                                                          (638,481)     (21,060)        (9,656)
                                                         ---------    ---------    -----------
NET INCREASE (DECREASE) IN CASH........................    448,708      (32,092)       145,038
Cash (bank indebtedness), beginning of year............      1,378       33,470       (111,568)
                                                         ---------    ---------    -----------
CASH, END OF YEAR......................................  $ 450,086    $   1,378    $    33,470
                                                         =========    =========    ===========
Supplemental disclosure of cash flow information:
  Interest paid........................................  $  95,112    $  68,284    $   177,927
                                                         =========    =========    ===========

                See accompanying notes to financial statements.

                            HEDMAN RESOURCES LIMITED

                         NOTES TO FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

     Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.

1. SIGNIFICANT ACCOUNTING POLICIES:

     The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 19, conform in all material respects with the accounting principles generally accepted in the United States. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these financial statements and is presented to assist the reader in interpreting the statements contained herein.

  (a) Revenue recognition:

     Revenue from sales is recognized when goods are shipped to customers.

  (b) Mining properties and deferred development costs:

     Mining properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production. The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

     Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

  (c) Inventory:

     Inventories of broken ore and refined and converted products are valued at the lower of average cost and net realizable value.

  (d) Supplies and prepaid expenses:

     Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

  (e) Property, plant and equipment:

     Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:


Buildings...................................................    4%
Equipment...................................................    4%
Office equipment............................................   20%
Vehicles....................................................   30%
Computers...................................................   30%

     Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

  (f) Foreign currency translation:

     Foreign currencies are translated to Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

  (g) Reclamation costs:

     Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

  (h) Future income taxes:

     In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Effective January 1, 1999, the Company adopted
Section 3465. Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

     Under the assets and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Pursuant to the deferred method, which was applied in 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

     There is no effect of this change in accounting for income taxes on prior periods. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

  (i) Use of estimates:

     The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

2. INVENTORY:

     The inventory consists of:

                                                               1999        1998
                                                              -------    --------
Raw material................................................  $84,079    $ 75,356
Processed ore...............................................    7,690      31,192
                                                              -------    --------
                                                              $91,769    $106,548
                                                              =======    ========

3. PROPERTY, PLANT AND EQUIPMENT:

                                                       1999                         1998
                                            --------------------------    -------------------------
                                                          ACCUMULATED                   ACCUMULATED
                                               COST       DEPRECIATION       COST       DEPRECATION
                                            ----------    ------------    ----------    -----------
Land......................................  $    5,236     $       --     $    5,236    $       --
Buildings.................................   1,067,624        476,747      1,067,624       422,105
Equipment.................................   2,696,344      2,024,951      2,657,169     1,917,881
Office equipment..........................       3,283          3,283          3,068         2,844
Vehicles..................................      21,060          9,477         21,060         3,159
Computers.................................       8,541          6,647          9,081         4,086
Buildings not available for use...........     596,842             --             --            --
                                            ----------     ----------     ----------    ----------
                                             4,398,930     $2,521,105      3,763,238    $2,350,075
                                                           ----------                   ----------
Less accumulated depreciation.............   2,521,105                     2,350,075
                                            ----------                    ----------
                                            $1,877,825                    $1,413,163
                                            ==========                    ==========

4. MINING PROPERTIES:

     The mining properties consist of:

                                                                1999        1998
                                                              --------    --------
Township of Warden and Munro, Ontario -- 21 leased mining
  claims....................................................  $134,282    $134,282

5. DEFERRED DEVELOPMENT COSTS:

     The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. The deferred development costs are being amortized using a units-of-production method based on tons of product produced. Accumulated amortization at December 31, 1999 is $299,985 (1998 -- $298,432).

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

6. LONG-TERM DEBT:

                                                   INTEREST      DUE
                                                     RATE        DATE      1999        1998
                                                 ------------    ----    --------    --------
                                                   Floating
Business Development Bank of Canada............  Base + 2.50%    2005    $572,000    $572,000
  Current portion of long-term debt............                            79,200     102,800
                                                                         --------    --------
                                                                         $492,800    $469,200
                                                                         ========    ========

     The loan payable to the Business Development Bank of Canada ("BDC") is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and by an assignment of $600,000 insurance on the life of the President of the Company.

     At December 31, 1999, the Company was in contravention of the covenants imposed by the BDC. Subsequent to year-end, BDC has provided a waiver for this covenant contingent upon loan payments remaining current and no other events occurring to adversely affect loan security.

     Principal payments required to retire the outstanding long-term debt are as follows:

1999......................................................  $ 79,200
2000......................................................    82,800
2001......................................................    82,800
2002......................................................    82,800
2003......................................................    82,800
2004 and subsequent years.................................    61,600
                                                            --------
                                                            $572,000
                                                            ========

7. ADVANCES FROM RELATED PARTIES:

     The advances from related parties are unsecured, bear no interest and have no specified terms of repayment.

8. RECOVERY OF PRIOR PERIOD EXPENSES:

     The recovery resulted from the favourable settlement of a previous accrual.

9. SHARE CAPITAL:

     (a) Authorized:

        Unlimited common shares

        Unlimited special shares

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

     (b) Issued -- common:

                                                      NUMBER OF
                                                        SHARES        AMOUNT
                                                      ----------    ----------
Balance, December 31, 1997..........................  13,234,382    $5,838,696
Issued during fiscal year 1998:
  Issued during the year for cash consideration.....     500,000       135,516
  Warrants exercised................................     100,000        28,800
                                                      ----------    ----------
Balance, December 31, 1998..........................  13,834,382     6,003,012
Issued during fiscal year 1999:
  Issued during the year for cash consideration (net
     of issuance costs of $50,000)..................   8,608,334     1,269,184
  Options exercised.................................     225,000        33,750
                                                      ----------    ----------
Balance, December 31, 1999..........................  22,667,716    $7,305,946
                                                      ==========    ==========

     (c) The Company has a stock option plan available to its employees, officers, directors and service providers under which options may be granted on a maximum of 1,200,000 common shares.

     The number of shares reserved for issuance to any one insider, within a one-year period, pursuant to options must not exceed 5% of the outstanding issue.

     The number of shares reserved for issuance to insiders, within a one year period, pursuant to options must not exceed 10% of the outstanding issue.

     The option price of the shares shall be fixed by the Board but must not be less than the maximum discount permitted by the Canadian Venture Exchange.

     Options have a maximum term of five years and vest immediately.

     The stock options outstanding at December 31, 1999 expire at various dates to May 30, 2004.

     The outstanding options to purchase common shares are as follows:

                                                             1999                   1998
                                                     --------------------    -------------------
                                                                 WEIGHTED               WEIGHTED
                                                                 AVERAGE                AVERAGE
                                                      NO. OF     EXERCISE    NO. OF     EXERCISE
                                                      SHARES      PRICE      SHARES      PRICE
                                                     --------    --------    -------    --------
Outstanding at beginning of year...................   320,000     $0.68      220,000     $0.71
Granted during the year............................   335,000       .15      100,000       .60
Exercised during the year..........................  (225,000)      .15           --        --
Expired............................................    25,000      1.50           --        --
                                                     --------     -----      -------     -----
Outstanding at end of year.........................   455,000     $0.53      320,000     $0.68
                                                     ========     =====      =======     =====

     (d) As at December 31, 1999, there are 8,608,334 (1998 -- 456,924) share purchase warrants outstanding as follows:

EXPIRY DATE                                               PRICE    NO. OF SHARES
-----------                                               -----    -------------
July 12, 2001...........................................  $0.20      8,608,334
                                                          =====      =========

     During the year, 456,924 warrants expired.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

10. RELATED PARTY TRANSACTIONS:

     During the year, the Company incurred office expenses of $3,000
(1998 -- $1,536) with a corporation controlled by a director of Hedman Resources Limited.

     At December 31, 1999, the Company was indebted to related parties in the amount of $23,846 (1998 -- $126,318).

11. CONTINGENT LIABILITIES:

     The Company has been named as a co-defendant in a number of class action suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have paid for legal and settlement amounts in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. The total amount of claims outstanding significantly exceeds the remaining insurance coverage. However, it is not possible to estimate the amount, if any, of the Company's liability exposure.

     A judgement against the Company has been issued in the state of Florida. The Company is currently attempting to negotiate a resolution to the judgement. Any settlement of this judgement will be accounted for in the year of settlement.

     The Company is presently negotiating with the Ministry of Northern Development and Mines on a future site restoration plan. Negotiations are in the preliminary phase and no estimate of any future liability can be made.

12. INCOME TAXES:

     The Company has available non-capital losses for income tax purposes in the aggregate of $4,479,214 which are available to reduce future years earnings for income tax purposes. No tax benefit pertaining to the losses has been recognized in the accounts. These losses will expire, if not utilized, as follows:

2000.....................................................  $  579,832
2001.....................................................     510,521
2002.....................................................     871,174
2003.....................................................     576,921
2004.....................................................     933,177
2005.....................................................     426,319
2006.....................................................     581,270
                                                           ----------
                                                           $4,479,214
                                                           ==========

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

                                                       1999           1998
                                                    -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards................  $ 1,998,625    $ 1,739,263
Less valuation allowance..........................   (1,848,695)    (1,512,285)
                                                    -----------    -----------
                                                    $   149,930    $   226,978
                                                    ===========    ===========
Deferred tax liabilities:
  Plant and equipment, principally due to
     differences in depreciation..................  $   (77,829)   $  (154,148)
  Deferred development costs, due to differences
     in amortization..............................      (72,101)       (72,830)
                                                    -----------    -----------
                                                    $  (149,930)   $  (226,978)
                                                    ===========    ===========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $4,479,214 prior to the expiration of the net operating loss carryforwards.

13. SEGMENTED INFORMATION:

     Details of the Company's financial information segmented geographically is as follows:

                                                           1999        1998
                                                         --------    --------
Segmented revenue:
  Canada...............................................  $ 25,441    $ 51,570
  Other................................................   368,642     383,288
                                                         --------    --------
                                                         $394,083    $434,858
                                                         ========    ========

     All assets of the Company are located in Canada.

14. LOSS PER SHARE AMOUNTS:

     Basic earnings per share are based on the weighted average number of common shares outstanding calculated on an annual basis. The effects of the exercise of the options and warrants outstanding at December 31, 1999 and 1998 are antidilutive; therefore, the fully diluted loss per share is not presented.

15. SUBSEQUENT EVENTS:

     Subsequent to year end, the Company issued 5,305,319 common shares at $.35 per share.

     Certain of the funds related to this issuance were received prior to year end and are disclosed at December 31, 1999 as subscriptions.

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

16. COMPARATIVE FIGURES:

     Certain of the 1998 figures have been restated to conform with the presentation adopted in 1999.

17. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the customers, suppliers, or other third parties, will be fully resolved.

18. FINANCIAL INSTRUMENTS:

     The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short period to maturity. The carrying value of the long-term debt approximates its fair value based on borrowing rates presently available to the Company for loans with similar terms and maturities.

19. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

     The financial statements of the Company are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). The following adjustments and disclosures would be required in order to present these financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

     (a) Reconciliation of loss in accordance with Canadian GAAP to loss determined in accordance with US GAAP.

                                                         1999         1998
                                                       ---------    ---------
Net loss under Canadian GAAP.........................  $(756,722)   $(584,727)
  Add (deduct) adjustments for:
  Write down of deferred developments costs..........      1,633        2,920
                                                       ---------    ---------
Net loss under US GAAP...............................  $(755,089)   $(581,807)
                                                       =========    =========
Net loss per share under US GAAP.....................  $   (0.04)   $   (0.04)
                                                       =========    =========

                            HEDMAN RESOURCES LIMITED

              YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
                               (IN CANADIAN $'S)

     (b) Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.

                                                            1999                        1998
                                               US         CANADIAN         US         CANADIAN
                                              GAAP          GAAP          GAAP          GAAP
                                           -----------   -----------   -----------   -----------
Current assets...........................  $   683,353   $   683,353   $   242,332   $   242,332
Property, plant and equipment............    1,877,825     1,877,825     1,413,163     1,413,163
Mining properties........................      134,282       134,282       134,282       134,282
Deferred development costs...............      584,123            --       585,756            --
                                           -----------   -----------   -----------   -----------
Total assets.............................  $ 3,279,583   $ 2,695,460   $ 2,375,533   $ 1,789,777
                                           ===========   ===========   ===========   ===========
Current liabilities......................  $   327,825   $ 1,210,197   $   773,487   $   773,487
Long-term debt...........................      492,800       492,800       469,200       469,200
Advances from related parties............       13,083        13,083       115,555       115,555
                                           -----------   -----------   -----------   -----------
                                               833,708     1,716,080     1,358,242     1,358,242
Shareholders' equity:
  Share capital..........................    8,188,318     7,305,946     6,003,012     6,003,012
  Contributed surplus....................    1,785,089     1,785,089     1,785,089     1,785,089
  Deficit................................   (7,527,532)   (8,111,655)   (6,770,810)   (7,356,566)
                                           -----------   -----------   -----------   -----------
                                             2,445,875       979,380     1,017,291       431,535
                                           -----------   -----------   -----------   -----------
Total liabilities and shareholders'
  equity.................................  $ 3,279,583   $ 2,695,460   $ 2,375,533   $ 1,789,777
                                           ===========   ===========   ===========   ===========

     (c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following:

                                                         1999         1998
                                                       ---------    ---------
Cash provided by operations..........................  $(995,645)   $(234,631)
Cash provided by (used in) investing.................   (638,481)     (21,060)
Cash provided by (used in) financing.................  2,082,834      223,599
                                                       =========    =========

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Enviro Industrial Technologies, Inc.

                                          By: /s/ TEODOSIO V. PANGIA
                                            ------------------------------------
                                            Teodosio V. Pangia, Chairman

Date: June 5, 2001

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

     The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

EXHIBIT
 NUMBER                     DESCRIPTION OF DOCUMENT
--------                    -----------------------
 2.1*     Articles of Incorporation of Enviro Industrial Technologies,
          Inc. as filed on April 27, 2000
 2.2*     Bylaws
 4.1*     Form of Subscription Agreement
 4.2*     Demand Promissory Note dated September 1, 2000 with Louis
          Lilling as Maker and Enviro Industrial Technologies, Inc. as
          Holder
 4.3*     Stock Option Plan of Hedman Resources Limited
 6.1*     Option Agreement by and between Krystar International Ltd.
          and Enviro Industrial Technologies, Inc.
 6.2**    Lease by and between Brovi Investments Limited and Hedman
          Resources Limited
 8.1*     Letter of Intent -- Acquisition of Hedman Resources Limited
 8.2**    Amalgamation Agreement by and between Hedman Resources
          Limited, Enviro Industrial Technologies, Inc. and Enviro
          Industrial Technologies (Canada), Inc.
10.1*     Form of Subscription Agreement
10.2*     Demand Promissory Note
10.3*     Letter of Intent -- Acquisition of Hedman Resources
10.4*     Option Agreement
10.5*     Stock Option Plan
10.6***   Sales Agency Agreement by and between Technology Development
          Services Ltd. and Hedman Resources Limited
10.7***   Sales Agency Agreement by and between Alliance Financial,
          Ltd. and Hedman Resources Limited
10.8***   Distribution Agreement by and between Contemporary Trading and Investments Ltd. and Hedman Resources Limited
10.9***   Sales Agency Agreement by and between Recon Industrial
          Products Ltd. and Hedman Resources Limited
10.10***  Distribution Agreement by and between Village Building
          Supplies and Hedman Resources Limited
12.1**    Map of Location of Vermiculite Mining Claims
12.2**    Map of Location of Hedman Mining Claims
12.3**    Press Release of Hedman Resources Limited announcing planned acquisition by Enviro Industrial Technologies, Inc.
12.4****  Press Release of Hedman Resources Limited announcing that its manufacturing facility in Matheson, Ontario is in full production.

---------------
   * Previously filed with Registration Statement on Form 10-SB (File No. 000-31543) on September 15, 2000.

  ** Previously filed with Amendment No. 1 to this Registration Statement on
     Form 10-SB (File No. 000-31543) on December 13, 2000.

 *** Previously filed with Amendment No. 2 to this Registration Statement on
     Form 10-SB (File No. 000-31543) on January 31, 2001.

**** Previously filed with Amendment No. 3 to this Registration Statement on
     Form 10-SB (File No. 000031543) on March 15, 2001.

ITEM 2.  DESCRIPTION OF EXHIBITS

     No exhibits are being filed with this Amendment No. 5 to the Form 10-SB of Enviro Industrial Technologies, Inc. other than those incorporated by reference above.